UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A

          CONSENT STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                            AND EXCHANGE ACT OF 1934

Filed by the Registrant                         [_]

Filed by a Party other than the Registrant      [X]

Check the appropriate Box:

[X]   Revised Preliminary Proxy Statement

[_] Confidential, for Use of the Commission only (as permitted by rule 14a-6(e)(2))

[_]   Definitive Proxy Statement

[_]   Definitive Additional Materials

[_]   Soliciting Material Pursuant to sec. 240.14a-12

                                 SIX FLAGS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                  RED ZONE LLC
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[_]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which the transaction applies:
            ____________________________________________________________________

      (2)   Aggregate number of securities to which the transaction applies:

            ____________________________________________________________________

      (3) Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

            ____________________________________________________________________

      (4)   Proposed maximum aggregate value of the transaction:

            ____________________________________________________________________

      (5)   Total fee paid:

            ____________________________________________________________________

[_]   Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:

            ____________________________________________________________________

      (2)   Form, Schedule or Registration Statement No.:

            ____________________________________________________________________

      (3)   Filing Party:

            ____________________________________________________________________

      (4)   Date Filed:

            ____________________________________________________________________

                    PRELIMINARY COPY -- SUBJECT TO COMPLETION

                            [RED ZONE LLC LETTERHEAD]

Dear Fellow Stockholders of Six Flags, Inc.:

      Red Zone LLC is the largest stockholder of Six Flags, having invested approximately $49 million to acquire approximately 11.7% of the Company's outstanding shares. We own almost four times the stock owned by all of the Company's directors and officers combined.

      We are asking for your consent to remove three "non-independent" directors from Six Flags' seven member board and replace them with three nominees who will urge the Board to take immediate steps to improve operational performance. Additionally, we believe that having three new directors on the Board who are unaffiliated with current management will serve to protect stockholder interests as the Company pursues its newly-announced intent to seek a buyer for the Company.


      Over the last five years, the Company's stock has underperformed relative to Cedar Fair, its closest publicly-traded peer, as well as the broader market. On August 27, 2004, the last trading day before we filed our initial statement of ownership on Schedule 13D, the Company's stock closed at a price of $4.72 per share, which is more than 79% lower than its five-year high closing price of $23.25 (May 2001). Moreover, in every single year in the past five, the Company generated losses applicable to its common stockholders, aggregating to approximately $927 million, or $9.96 per share, while the Company's stock price had an annualized rate of return of negative 16.9% per annum. In contrast, Cedar Fair achieved an annualized rate of return of 10.4%, and the S&P 500 Index returned negative 3.8% per annum for this period. One dollar invested in the Company in August 2000 was worth less than 40 cents by August 17, 2005!

      While it has been overseeing this loss of stockholder value, the current management team has profited handsomely. Since January 1, 1999, the Company's CEO and CFO have sold an aggregate of approximately 1.3 million shares at an average price of approximately $22.00 per share for an estimated aggregate value of $28 million. Additionally, on December 31, 2003, the current Board approved new employment agreements with the Company's Chairman and Chief Executive Officer, Kieran Burke, and Chief Financial Officer, James Dannhauser, which provide for the aggregate grant of 620,000 shares of restricted stock and 1,030,000 stock options through January 2, 2007, as well as for annual increases in cash compensation, all untied to Company performance. Under these new agreements, Messrs. Burke and Dannhauser are entitled to extraordinarily rich severance benefits. Even if these executives are terminated for exceptionally poor performance, the Company is required to pay each executive severance equal to three times the sum of (i) his base salary earned in the year prior to termination and (ii) the greater of the bonus earned in the year prior to termination and the average of the bonuses paid in the three years prior to termination. In addition, under their employment agreements, the executives would be entitled to the vesting of all restricted stock and options evenif such shares and options have not yet been granted. These severance amounts and benefits could also be payable if the executives elect to terminate their employment after being removed from the Board by the Company's stockholders. We believe severance in these amounts, which were approved by this Board and which are payable even if the Company has not undergone a change in control or if the Board elects not to renew the executives' employment agreements when they expire, are not in line with common corporate practice, are completely unjustified and are not in the best interests of the stockholders. Further, just two months ago, this Board approved new severance agreements for the Company's general counsel and two senior vice presidents that provide for severance payments that may be triggered if we were to acquire 30% of the Company's outstanding shares.


      We initially invested in Six Flags stock in August 2004, and over the course of the past year we have urged the Board and management to take immediate steps to improve the Company's operating results and protect and enhance stockholder value. We have met with both management and the independent members of the Board and explained our view that there are many opportunities that Six Flags should pursue to increase park attendance and revenue and decrease expenses as well as opportunities to capitalize on the Company's excess real estate holdings. We offered detailed suggestions to management and volunteered to join the Board and work to implement a comprehensive operating plan to protect and enhance stockholder value. The current Board and management have not only ignored what we believe are constructive suggestions, but have also failed, in our view, to implement any alternative plan that has delivered acceptable results. Over the same period during which our recommendations were disregarded, management revised full year 2004 adjusted EBITDA guidance downward and reaffirmed full year 2005 adjusted EBITDA at a level we believe is insufficient to cover the Company's fixed charges.

      Given our frustration with the Company's response to our efforts to communicate serious concerns regarding the Company's underperformance, we concluded that the best way to protect our investment would be to fix the Company ourselves by pursuing a change in the Board and senior management. As an initial step, we filed a preliminary consent solicitation statement to seek the consent of the Company's stockholders to, among other things, remove the Company's three non-independent directors. Within six business days of our filing, the Company announced that it would initiate a process to sell the Company to the highest bidder.

      We believe it is unlikely that a buyer will emerge who will be able to offer an attractive price for your shares given the Company's heavy debt load (and its associated change of control and poison debt provisions described below), golden parachutes and other substantial additional costs that would be triggered upon a change of control. We believe such costs are substantial and could aggregate to be in excess of approximately $170 million, or approximately $1.82 per share, and are likely to deter third parties from being able to make an attractive offer for your shares. Moreover, we believe the Company's sale announcement is merely a defensive tactic employed by the current Board and management to disrupt our consent solicitation and prevent a change in directors by raising stockholders' expectations that the Company can be sold at an attractive price. In our view, a new management team with a new operational plan should be given the opportunity to fix Six Flags so that stockholders can realize maximum value. The time for this change is now because new operational plans must be adopted and implemented this fall well in advance of the peak summer season for the Company's theme parks. We believe that the more the Company delays a change in the management team, the longer it will take for a new management team to reverse the Company's underperformance and decline in stockholder value. Now is not the time to sell the Company! It is time to put our Nominees on the Board!

      A sale of the Company would also divert a substantial amount of the Company's cash to Stanley Shuman, Kieran Burke and James Dannhauser, the three non-independent directors who we are seeking to remove due to their conflicts of interest. Upon a sale of the Company, Allen & Company LLC ("Allen & Co."), an investment banking firm in which Mr. Shuman is a managing director, would receive, at a minimum, a $12.5 million fee. In contrast, if our consent solicitation is successful, Allen & Co. would only receive a $2 million fee. In addition, an extended sale process could delay a change in directors and management and will result in increased severance payments for Messrs. Burke and Dannhauser if their employment is terminated after January 1, 2006, either as a result of an eventual sale or after a successful consent solicitation. For these reasons, we believe the directors we are seeking to remove have conflicts of interests and financial incentives that are not consistent with the interests of stockholders. Would you trust these directors to sell Six Flags and protect your interests as stockholders? We do not.

      Accordingly, notwithstanding the Company's announced intent to seek a buyer, we are soliciting your consent to approve the following:

      o the removal without cause of Kieran Burke, James Dannhauser and Stanley Shuman from the Company's Board of Directors and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of these Proposals to fill any newly-created directorship or vacancy on the Board;


      o the election of Mark Shapiro, Executive Vice President, Programming and Production of ESPN, Inc. (a subsidiary of The Walt Disney Company), Daniel M. Snyder, Managing Member of Red Zone LLC and Chairman and Principal Owner of the Washington Redskins, and Dwight Schar, Chairman of NVR, Inc., the nation's 6th largest homebuilder, to serve as members of the Board and fill the newly-created vacancies (the "Nominees");


      o the amendment of the Company's Bylaws to fix the number of directors permitted to serve on the Board at seven;

      o the amendment of the Company's Bylaws to require the unanimous vote of all directors in order for the Board to amend the section of the Bylaws which fixes the number of directors constituting the Board;

      o the amendment of the Bylaws to provide that vacancies on the Board created as a result of the removal of directors by Six Flags' stockholders may be filled only by a majority vote of Six Flags' stockholders; and


      o the repeal of each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board.


      Our Nominees will actively oversee and monitor the Company's efforts to seek a buyer while working at the same time to improve the Company's long-term viability and stock price so that stockholders are protected if, as we expect, no acceptable sale transaction emerges. Among other things, our Nominees will urge the Board to appoint Mark Shapiro as the Chief Executive Officer of the Company and Daniel M. Snyder as Chairman of the Board and direct management to take decisive steps to maximize stockholder value through optimizing operational performance by:

      o     establishing a clean, safe and fun brand image for Six Flags;

      o     redesigning advertising and marketing strategies;

      o creating strategic relationships with vendors allowing Six Flags to sell such vendors' branded products in the parks (referred to in this consent solicitation as "concession relationships");

      o creating strategic sponsorship relationships with vendors and partnering with more modern brands; and

      o divesting underutilized/excess real properties that are not critical to the overall management plan.

      If a buyer does come along who offers an attractive price for your shares, our Nominees, if elected, will review and evaluate the proposed transaction consistent with their fiduciary duties to all shareholders. As a minority of the Board, our Nominees will not have the ability to block a sale and, moreover, as the Company's largest stockholder, we will vote in favor of any transaction that we believe will provide maximum value to stockholders.

      Although we believe the entire Board should be held accountable to stockholders and removed for the Company's underperformance, we are seeking only a non-majority position on the Board due to the poison debt and preferred stock (collectively, the "poison debt") the Company has put in place over the years, which, based on the Company's most recent public filings, amounts to approximately $2.6 billion. This "poison debt" permits the holders of the securities to either accelerate the outstanding amounts or require the Company to offer to repurchase the securities if we (or any other party) were to obtain a majority position on the Board. For this reason, if elected, our Nominees will not be able to cause the Board to take (or not take) any specific actions, but we are confident that our Nominees will use their best efforts to influence the Board and management to bring about changes that, in our Nominees' judgment, are in the best long-term interests of all Six Flags' stockholders.


      We believe that with the right management team in place, Six Flags can implement measures to increase revenue and decrease expenses, eventually outperform its closest publicly-traded peer in the amusement, recreation and leisure industry and maximize stockholder value. If we are successful in our consent solicitation and at any time during the ninety days following the date our Nominees are seated on the Board, the Company's stock closes at a price at or lower than $6.50 per share for five consecutive trading days, we will commence a fully funded cash tender offer (the "Offer") to purchase up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any shares we own at the time we accept shares for purchase pursuant to the Offer) at a price of $6.50 per share. We do not intend to make a tender offer if Six Flags' stock continues to trade at a price above

$6.50 per share. The Offer, if commenced, will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which we plan to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:


      o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 (the "Poison Pill") by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

      o     the Board taking all actions so that the restrictions contained in
            Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

      o the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board; and

      o non-occurrence of any change or development, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in our reasonable judgment, is or will be materially adverse to the Company, or we shall have become aware of any fact that, in our reasonable judgment, does or will have a material adverse effect on the value of the shares.

      We plan to offer to purchase only up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any shares we own at the time we accept shares for purchase pursuant to the Offer). If we were to purchase more, the Company's approximately $2.6 billion in "poison debt" would either give the holders of the securities the right to accelerate the outstanding amounts or require the Company to offer to repurchase the securities.

      We have filed a Hart-Scott-Rodino Act Pre-Merger Notification Form to acquire up to 49.9% of the Company's outstanding common stock and the waiting period applicable to our filing has expired.

      WE WILL NOT CONSUMMATE THE OFFER IF WE DO NOT OBTAIN THE REQUIRED CONSENTS TO APPROVE ALL THE PROPOSALS PURSUANT TO THIS CONSENT SOLICITATION.

      Our Nominees, if seated on the Board, are expected to act in the best interest of all Six Flags' stockholders. The Nominees believe Six Flags' stockholders should be allowed to make their own determination as to whether to tender their shares to Red Zone in the Offer. Thus, the Nominees are expected to urge the Board to remove any impediments to the Offer, including rendering the Poison Pill and Section 203 of the Delaware General Corporation Law inapplicable to the Offer.

      THIS CONSENT SOLICITATION STATEMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. THE OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ OUR TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN COPIES OF OUR TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE AS WELL AS FROM INNISFREE M&A INCORPORATED AT THE ADDRESS AND TELEPHONE NUMBERS PROVIDED BELOW.

      The enclosed consent solicitation statement contains important information concerning our solicitation and our Nominees - please read it carefully.

      WE URGE YOU TO PROTECT YOUR INVESTMENT IN SIX FLAGS NOW BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE CONSENT CARD TODAY.

      The results of our request for consent will be communicated to you by the issuance of a press release. Additionally, in accordance with applicable law, prompt notice of the action taken by consent will be provided to stockholders who have not executed consents.

      Please consent with respect to all shares for which you were entitled to give consent as of the ______ ___, 2005 record date, as set forth on your WHITE consent card, in favor of each Proposal as described in the accompanying consent statement.

Ashburn, VA                             Thank you for your support,
____________, 2005

                                        Red Zone LLC

                                    IMPORTANT
                           PLEASE READ THIS CAREFULLY

      1. If you hold your shares in your own name, please sign, date and mail the enclosed WHITE consent card to Innisfree M&A Incorporated in the postage-paid envelope provided.

      2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us in care of Innisfree M&A Incorporated so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      If you have any questions or require any assistance in executing your consent, please call:

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                   Stockholders call toll-free: 1-877-750-9497
                 Banks and Brokers call collect: 1-212-750-5833

                    PRELIMINARY COPY -- SUBJECT TO COMPLETION
                                __________, 2005

                         CONSENT SOLICITATION STATEMENT
                                       OF
                                  RED ZONE LLC

      Red Zone LLC is furnishing this consent solicitation statement in connection with its solicitation of written consents from the holders of common stock, par value $.025 per share (the "Shares"), of Six Flags, Inc., a Delaware corporation ("Six Flags" or the "Company"), to take the following actions without a stockholders' meeting in accordance with Delaware law to:

            (1) remove without cause Kieran Burke, James Dannhauser and Stanley Shuman from the Board of Directors of the Company (the "Board") and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of these Proposals to fill any newly created directorship or vacancy on the Board ("Proposal 1");

            (2) elect Mark Shapiro, Daniel M. Snyder and Dwight Schar (the "Nominees") to fill the vacancies resulting from Proposal 1 to serve as members of the Board of the Company ("Proposal 2");

            (3) amend Section 4.1 of the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven ("Proposal 3") as set forth on Annex II hereto;

            (4) amend Section 26.1 of the Company's Bylaws to require the unanimous vote of all directors in order for the Board to amend Section
      4.1 of the Bylaws, which fixes the number of directors constituting the Board ("Proposal 4") as set forth on Annex II hereto;

            (5) amend Section 4.4 of the Company's Bylaws to provide that vacancies on the Six Flags Board created as a result of the removal of directors by Six Flags' stockholders may be filled only by a majority vote of Six Flags' stockholders ("Proposal 5") as set forth on Annex II hereto; and


            (6) repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing
      Proposals and the seating of the Nominees on the Board ("Proposal 6", and collectively with Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5, the "Proposals").


      Each of the six Proposals is conditioned upon the approval by the stockholders of the Company of each of the other Proposals. Each Proposal will be effective without further action when we deliver to Six Flags consents from the holders of a majority of the issued and outstanding shares of Six Flags common stock. Red Zone LLC beneficially owns an aggregate of 10,921,300 shares (approximately 11.7%) of the Shares as of the date of this consent solicitation and intends to deliver a consent in favor of each of the Proposals.

      The purpose of the consent solicitation is to install three new directors on the Board who we believe will influence the Board to change senior management and implement new strategies to maximize stockholder value and monitor the Company's efforts to seek a buyer. The Nominees are expected to act in the best interest of all Six Flags' stockholders.

      THIS CONSENT SOLICITATION IS BEING MADE BY RED ZONE LLC AND NOT BY OR ON BEHALF OF THE COMPANY. WE ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO ACT BY WRITTEN CONSENT WITH RESPECT TO THESE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.

      A consent solicitation is a process that allows a company's stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. Whereas at special or annual meetings of stockholders at which a quorum is present, proposed actions only require that a majority of the shares represented at the meeting vote in favor of a proposal, a written consent solicitation requires the majority vote of all stock outstanding of a company.

      For the Proposals described herein to be effective, the Company must receive by _____, 2005 (the "Expiration Date") properly completed and duly delivered unrevoked written consents to the Proposals from the holders of record as of the close of business on _______, 2005 (the "Record Date"), of a majority of the Shares then outstanding. See "Consent Procedure."


      If we are successful in our consent solicitation and at any time during the ninety days following the date our Nominees are seated on the Board, the Company's stock closes at a price at or lower than $6.50 per share for five consecutive trading days, we will commence a fully funded cash tender offer to purchase up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any Shares we own at the time we accept Shares for purchase pursuant to the Offer) at a price of $6.50 per share. We do not intend to make a tender offer if Six Flags' stock continues to trade at a price above $6.50 per share. The Offer, if commenced, will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which we plan to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:


      o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 (the "Poison Pill") by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

      o     the Board taking all actions so that the restrictions contained in
            Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

      o the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board; and

      o non-occurrence of any change or development, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in our reasonable judgment, is or will be materially adverse to the Company, or we shall have become aware of any fact that, in our reasonable judgment, does or will have a material adverse effect on the value of the Shares.

      We have filed a Hart-Scott-Rodino Act Pre-Merger Notification Form to acquire up to 49.9% of the Company's outstanding common stock and the waiting period applicable to our filing has expired.

      WE WILL NOT CONSUMMATE THE OFFER IF WE DO NOT OBTAIN THE REQUIRED CONSENTS TO APPROVE ALL THE PROPOSALS PURSUANT TO THIS CONSENT SOLICITATION.

      Our Nominees believe Six Flags' stockholders should be allowed to make their own determination as to whether to tender their Shares to Red Zone in the Offer. Thus, our Nominees are expected to urge the Board to remove any impediments to the Offer, including rendering the Poison Pill and Section 203 of the Delaware General Corporation Law inapplicable to the Offer.

      THIS CONSENT SOLICITATION STATEMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. THE OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ OUR TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN COPIES OF OUR TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE AS WELL AS FROM INNISFREE M&A INCORPORATED AT THE ADDRESS AND TELEPHONE NUMBERS PROVIDED BELOW.

      This Consent Solicitation Statement and the related WHITE consent card are first being sent or given on or about ______, 2005 to all holders of record of Shares on the Record Date for this consent solicitation.

      We urge you to vote in favor of the Proposals by signing, dating and returning the enclosed WHITE consent card. The failure to sign and return a consent will have the same effect as voting against the Proposals.

                                TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION........................5
INFORMATION ON RED ZONE LLC AND PARTICIPANTS.................................9
REASONS FOR THE CONSENT SOLICITATION........................................11
BACKGROUND OF THE CONSENT SOLICITATION......................................15
PROPOSAL NO. 1 REMOVAL OF KIERAN BURKE, JAMES DANNHAUSER AND STANLEY SHUMAN.25
PROPOSAL NO. 2 ELECTION OF NOMINEES.........................................26
PROPOSAL NO. 3 AMENDMENT TO BYLAWS FIXING NUMBER OF DIRECTORS...............29
PROPOSAL NO. 4 AMENDMENT TO BYLAWS REGARDING CHANGE IN NUMBER OF DIRECTORS..29
PROPOSAL NO. 5 AMENDMENT TO BYLAWS REGARDING VACANCIES......................30
PROPOSAL NO. 6 REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS..............30
THE OFFER...................................................................30
VOTING SECURITIES...........................................................31
PRINCIPAL STOCKHOLDERS......................................................31
SHARES HELD BY PARTICIPANTS AND THE NOMINEES................................34
CERTAIN TRANSACTIONS BETWEEN THE COMPANY AND THE PARTICIPANTS...............35
APPRAISAL RIGHTS............................................................35
SOLICITATION OF CONSENTS....................................................35
CONSENT PROCEDURE...........................................................36
SPECIAL INSTRUCTIONS........................................................38

              QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

      The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this document, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this entire document carefully prior to making any decision on whether to grant any consent hereunder.

Q:    Who is making the solicitation?

A: Red Zone LLC, a Delaware limited liability company ("Red Zone"). We are the largest stockholder of Six Flags. We beneficially own 10,921,300 Shares or approximately 11.7% of the outstanding Shares. The business of Red Zone is that of a private limited liability company engaged in the purchase and sale of securities for investment for its own account. Red Zone is controlled by its Managing Member, Daniel M. Snyder, who is also the principal owner and Chairman of the Washington Redskins football franchise. The other members of Red Zone are Arlette Snyder, Michele D. Snyder, Dwight Schar, David Pauken, Karl Swanson, Dennis Greene, Vincent Cerrato, Generation Capital Partners II LP and Generation Members' Fund II LP. Such members may be deemed participants in this consent solicitation. In addition, the other two Nominees, Mark Shapiro and Dwight Schar, are also participants in this consent solicitation. For additional information on the participants, please see "Information on Red Zone LLC and the Participants" on page [9].

Q:    What are you asking that the stockholders consent to?


A: We are asking you to give your written consent to six Proposals. The first two Proposals seek to remove three non-independent members of the Board and replace them with Red Zone's Nominees. The third Proposal seeks to amend Section 4.1 of the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven. The fourth Proposal seeks to amend Section 26.1 of the Company's Bylaws to require the unanimous vote of all the members of the Board for any amendment by the Board to the Bylaws which would change the number of directors constituting the Board. The fifth Proposal seeks to amend Section 4.4 of the Company's Bylaws so that only Six Flags' stockholders (and not the Board) can fill any vacancies on the Board created as a result of death, resignation, disqualification, removal or otherwise. The sixth Proposal seeks to repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing
      Proposals and the seating of the Nominees on the Board.


Q:    Why are you soliciting stockholders' consent?

A: We are soliciting your consent because we believe the current Board and management team are not pursuing the most effective plan to protect and enhance your investment in Six Flags. We believe much more can be done to maximize stockholder value and that it is time for immediate change at both the Board and management level. We believe the approval of our Proposals will provide the Company with qualified and committed directors who will urge the Board to appoint Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board and direct management to take decisive steps to maximize stockholder value through optimizing operational performance. Additionally, we believe that having three new directors on the Board who are unaffiliated with current management will serve to protect stockholder interests as the Company pursues its newly-announced intent to seek a buyer for the Company. If we commence our Offer to purchase up to 34.9% of the Company's outstanding Shares, our Nominees are also expected to urge the Board to remove any impediments to our Offer, including the Company's Poison Pill.

Q:    Who are Red Zone's Nominees?

A: Mark Shapiro, Daniel M. Snyder and Dwight Schar. The Nominees are highly qualified individuals with significant business experience. The principal occupation and business experience of each Nominee is set forth in this Consent Solicitation Statement under the section entitled "Proposal No. 2 Election of Nominees," which we urge you to read.

Q:    Why are you not seeking a majority position on the Board?


A: We believe that with the right management team in place Six Flags could implement measures to increase revenue and decrease expenses, eventually outperform its closest publicly-traded peer in the amusement, recreation and leisure industry and maximize stockholder value. While we believe the entire Board should be held accountable to stockholders and removed for the Company's underperformance, we are only seeking to replace less than a majority of the Board because of the Company's "poison debt" which, based on the Company's most recent public filings, amounts to approximately $2.6 billion. If we (or any other party) were to obtain a majority position on the Board, the Company's approximately $2.6 billion in "poison debt" would permit the holders of the securities to either accelerate the outstanding amounts or require the Company to offer to repurchase the securities.


Q: The Company has said it will seek a buyer for Six Flags. Why should stockholders consent to your proposed actions while the sale process is pending?

A: We believe it is unlikely that a buyer will emerge who will be able to offer an attractive price for your shares given the Company's heavy debt load (and its associated change of control and poison debt provisions), golden parachutes and other substantial additional costs that would be triggered upon a change of control. We believe such costs are substantial and could aggregate to be in excess of approximately $170 million, or approximately $1.82 per share, and are likely to deter third parties from being able to make an attractive offer for your shares. Moreover, we believe the Company's sale announcement is merely a defensive tactic employed by the current Board and management to disrupt our consent solicitation and prevent a change of directors by raising stockholders' expectations that the Company can be sold at an attractive price. In our view, a new management team with a new operational plan should be given the opportunity to fix Six Flags so that stockholders can realize maximum value. The time for this opportunity is now because new operational plans must be adopted and implemented this fall well in advance of the peak summer season for the Company's theme parks. We believe that the more the Company delays a change in the management team, the longer it will take for a new management team to reverse the Company's underperformance and decline in stockholder value.

      In addition, the three directors who we are seeking to remove from the Board have conflicts of interest. Upon a sale of the Company, Allen & Co., an investment banking firm in which Mr. Shuman is a managing director, would receive, at a minimum, a $12.5 million fee. In contrast, if our consent solicitation is successful, Allen & Co. would only receive a $2 million fee. In addition, an extended sale process could delay a change in directors and management and will result in increased severance payments for Messrs. Burke and Dannhauser if their employment is terminated after January 1, 2006, either as a result of an eventual sale or after a successful consent solicitation.

      We believe that having three new directors on the Board who are unaffiliated with current management will serve to protect stockholder interests as the Company pursues its newly-announced intent to seek a buyer for the Company. If elected, our Nominees will actively oversee and monitor the Company's efforts to seek a buyer while working at the same time to improve the Company's long-term viability and stock price so that stockholders are protected if, as we expect, no acceptable sale transaction emerges. Among other things, our Nominees will urge the Board to appoint Mark Shapiro as the Chief Executive Officer of the Company and Daniel M. Snyder as Chairman of the Board and direct management to take decisive steps to maximize stockholder value through optimizing operational performance as described herein.

Q:    When will you launch your tender offer and what is it conditioned upon?


A: If we are successful in our consent solicitation and at any time during the ninety days following the date our Nominees are seated on the Board, the Company's stock closes at a price at or lower than $6.50 per share for five consecutive trading days, we will commence a fully funded cash tender offer to purchase up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any Shares we own at the time we accept Shares for purchase pursuant to the Offer) at a price of $6.50 per share. We do not intend to make a tender offer if Six Flags' stock continues to trade at a price above $6.50 per share. The Offer, if commenced, will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which we plan to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:


            o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 (the "Poison Pill") by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

            o the Board taking all actions so that the restrictions contained in Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

            o the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board; and

            o non-occurrence of any change or development, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in our reasonable judgment, is or will be materially adverse to the Company, or we shall have become aware of any fact that, in our reasonable judgment, does or will have a material adverse effect on the value of the Shares.

      We have filed a Hart-Scott-Rodino Act Pre-Merger Notification Form to acquire up to 49.9% of the Company's outstanding common stock and the waiting period applicable to our filing has expired.

Q: If an Offer is commenced, why are you not seeking to acquire a majority of the Shares?

A: If an Offer is commenced, we plan to offer to purchase only up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any shares we own at the time we accept shares for purchase pursuant to the Offer). If we were to purchase more, the Company's approximately $2.6 billion in "poison debt" would either give the holders of the securities the right to accelerate the outstanding amounts or require the Company to offer to repurchase the securities.

Q:    Who can give a written consent to the Proposals?

A: If you are a record owner of Shares as of the close of business on the Record Date, you have the right to consent to the Proposals. Pursuant to the Company's Bylaws, any stockholder of record seeking to have the stockholders of the Company authorize or take corporate action by written consent is required to request that the Board fix a record date to establish those stockholders that are entitled to give their consent. The Company's Board must reasonably promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation, which record date must be no more than 10 days after the date of the resolution. If the Board does not fix a record date within 10 days after the receipt of the request, the record date for the solicitation will be the date on which the first signed consent is delivered to the Company. Red Zone made a request on ________, 2005 that the Board fix a record date for this consent solicitation. [On _________, 2005, the Board fixed [_____________], 2005 as the Record
      Date.] The filing of this Consent Solicitation Statement with the SEC, whether in preliminary or definitive form, shall not be deemed to be a request by us or any other Six Flags stockholder for the Board to set a record date for the consent solicitation.

Q:    When is the deadline for submitting consents?

A: We urge you to submit your consent as soon as possible so that our Nominees can be seated on the Board now. New operational plans must be adopted and implemented by management this fall well in advance of the peak summer season for the Company's theme parks. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.

      WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

Q:    How many consents must be granted in favor of the Proposals to adopt them?

A: These Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to the Company by [_______], 2005. According to the Company's latest Form 10-Q filed with the SEC on August 9, 2005, the Company had 93,106,528 Shares of common stock outstanding as of August 1, 2005. Cumulative voting is not permitted. Assuming that the number of issued and outstanding Shares remains 93,106,528 on the Record Date, the consent of the holders of at least 46,553,265 Shares would be necessary to effect these Proposals. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the record date.

Q:    What should I do to consent?

A: Sign, date and return the enclosed WHITE consent card today to Innisfree M&A Incorporated in the enclosed postage-paid envelope. In order for your consent to be valid, your consent card must be signed and dated.

Q:    What should I do if I decide to revoke my consent?

A: An executed consent card may be revoked at any time before the action authorized by the executed consent becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Company or to Red Zone LLC, c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Innisfree M&A Incorporated at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the Record Date for this consent solicitation of a majority of the outstanding Shares.

Q:    Whom should I call if I have questions about the solicitation?

A: Please call Innisfree M&A Incorporated at 877-750-9497 (toll-free). Banks and brokers may call collect at 212-750-5833.

                  INFORMATION ON RED ZONE LLC AND PARTICIPANTS

      This consent solicitation is being made by Red Zone LLC, a Delaware limited liability company. The business of Red Zone is that of a private limited liability company engaged in the purchase and sale of securities for investment for its own account. Red Zone was formed on or about August 5, 2004. Currently, its only investment is the stock of Six Flags. Red Zone's business address is 21300 Redskin Park Drive, Ashburn, VA 20147.

      Red Zone is controlled by its Managing Member, Daniel M. Snyder, who is also the principal owner and Chairman of the Washington Redskins football franchise. As of October 1, 2005, Mark Shapiro will serve as Chief Executive Officer of Red Zone. Please see "Proposal No. 2 - Election of Nominees" for additional information about Messrs. Snyder and Shapiro.

      The other members of Red Zone are Arlette Snyder, Michele D. Snyder, Dwight Schar, David Pauken, Karl Swanson, Dennis Greene, Vincent Cerrato, Generation Capital Partners II LP and Generation Members' Fund II LP. All members may be deemed participants in this consent solicitation. In addition, Dwight Schar, as a Nominee, is also a participant in this consent solicitation. Unless otherwise indicated, the business address for the Nominees and the other participants is c/o Washington Redskins, 21300 Redskin Park Drive, Ashburn, VA 20147.


      Generation Capital Partners II LP is a Delaware limited partnership organized on March 28, 2000. It is controlled by its general partner, Generation Partners II LLC ("GP"), a Delaware limited liability company, and is a private investment firm engaged in the purchase and sale of securities for investment for its own account. Generation Members' Fund II LP is a Delaware limited partnership organized on August 24, 2000 that is also controlled by GP and is engaged in the same business as Generation Capital Partners II LP. The business address for Generation Capital Partners II LP and Generation Members' Fund II LP is c/o Generation Partners, One Greenwich Office Park, Greenwich, CT 06831. Mark Jennings and John Hawkins are the managing members of GP and control GP.


      Red Zone and Daniel Snyder, as managing member, beneficially own approximately 11.7% of the outstanding Shares. The other participants are not deemed to beneficially own and do not hold record ownership of any Shares or any securities of any subsidiary of the Company.

      Except as disclosed in this consent solicitation statement (including the Annexes hereto), neither of Red Zone LLC, any of the other participants, nor any of their respective affiliates or associates, directly or indirectly:

      o has had any relationship with the Company in any capacity other than as a stockholder;

      o has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

      o has any agreement, arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party, or have any material interest, direct or indirect, in any transaction that has occurred since January 1, 2004 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000;

      o is, and was not within the past year, party to any contract, arrangement or understandings with any person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loans or guarantees of profit, division of losses or profits or the giving or withholding of proxies; or

      o is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

      Set forth below is the principal occupation or employment of each person or organization that may be deemed a participant, and the name, principal business and address of the corporations or other organizations in which such employment is carried on.

                                                                         Name, Principal Business and
Participant                         Principal Occupation or Employment   Address of the Corporation or other Organization
---------------------------------   ----------------------------------   ------------------------------------------------------

Red Zone LLC                        N/A                                  N/A

Mark Shapiro                        Executive Vice President             ESPN, Inc., a sports television network,
                                       (resignation effective as of         605 Third Avenue
                                       October 1, 2005)                     New York, NY 10158-0180

Daniel M. Snyder                    Chairman and Principal Owner         Washington Redskins, a professional football franchise

Dwight Schar                        Chairman                             NVR, Inc., a home builder
                                                                            7601 Lewinsville Road, Suite 300
                                                                            McLean, VA 22102

Arlette Snyder                      Private Investor                     N/A

Michele D. Snyder                   Real Estate                          Washington Redskins, a professional football franchise

David Pauken                        Chief Operating Officer              Washington Redskins, a professional football franchise

Karl Swanson                        Senior Vice President                Washington Redskins, a professional football franchise

Dennis Greene                       Senior Vice President                Washington Redskins, a professional football franchise

Vincent Cerrato                     Vice President                       Washington Redskins, a professional football franchise

Generation Capital Partners II LP   N/A                                  N/A

Generation Members' Fund II LP      N/A                                  N/A

      The above information has been furnished to us by the respective persons and organizations that may be deemed participants in this consent solicitation.

      Please see Annex I for the purchases and sales of the Company's stock by Red Zone LLC.

                      REASONS FOR THE CONSENT SOLICITATION


      The Company's stock has underperformed relative to Cedar Fair, its closest publicly-traded peer, as well as the broader market over the last five years, and we firmly believe it is time for the Board to pursue a new operational plan to maximize stockholder value. Among other things, our Nominees will urge the Board to appoint Mark Shapiro as Chief Executive Officer of the Company and Daniel M. Snyder as Chairman of the Board and direct management to take decisive steps to increase attendance and revenue, decrease expenses and allocate capital more wisely. Additionally, we believe that having three new directors on the Board who are unaffiliated with current management will serve to protect stockholder interests as the Company pursues its newly-announced intent to seek a buyer for the Company.


Six Flags has Underperformed Over the Past Five Years Under a Senior Management Team that has Nonetheless Profited Handsomely during the Same Period.


      On August 27, 2004, the last trading day before we filed our initial statement of ownership on Schedule 13D, the Company's stock closed at a price of $4.72 per share, which is more than 79% lower than its five-year high closing price of $23.25 (May 2001). Moreover, during every single year in the past five years, the Company generated losses applicable to its common stock holders, aggregating to approximately $927 million, or $9.96 per share, while the Company's stock price had an annualized rate of return of negative 16.9% per annum. One dollar invested in the Company in August 2000 was worth less than 40 cents by August 17, 2005!

      In contrast, Cedar Fair achieved an annualized rate of return of 10.4%. We believe Cedar Fair is Six Flags' closest publicly-traded comparable company because Cedar Fair and Six Flags are both "regional theme parks" that attract visitors from within a 50-100 mile radius for a full or partial day. Both have similar cost structures, EBITDA margins and enterprise values and are not subsidiaries of larger corporate conglomerates.

      The Company's comparatively poor performance during the past five years is also clearly demonstrated by the five-year performance graph included in the Company's proxy statement for its Annual Meeting of Stockholders held on June 28, 2005. The performance graph, which is reproduced on the next page and which is supposed to compare the Company's returns to a line of business index or its peer issuers, compares the Company's cumulative total return to that of the S&P 500 Index, the S&P Midcap 400 Index and the S&P Movies & Entertainment Index. As can be seen on the next page, even the referenced indices chosen by the Company as Six Flags' comparables consistently outperform the Company by a large margin.

                  COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
       AMONG SIX FLAGS, INC., THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX
                    AND THE S&P MOVIES & ENTERTAINMENT INDEX

                                [GRAPHIC OMITTED]

* $100 invested on 12/31/99 in stock or index--including reinvestment of dividends. Fiscal year ending December 31.
Copyright (C) 2002, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

                              Base
                             Period   Return   Return   Return   Return   Return
Company/Index Name            1999     2000     2001     2002     2003     2004
--------------------------   ------   ------   ------   ------   ------   ------

Six Flags, Inc.              100.00    59.53    53.26    19.77    26.04    18.60
S&P 500                      100.00    90.89    80.09    62.39    80.29    89.02
S&P MidCap 400               100.00   117.51   116.79    99.84   135.41   157.73
S&P Movies & Entertainment   100.00    85.33    73.72    46.01    58.19    58.82

      In recent years, Six Flags has experienced a decline in annual attendance while overall U.S. amusement/theme park and attractions industry attendance has increased. During the period from 2002 to 2004, despite an improving economy and the Company's significant new investments in its parks, attendance on a same-park basis decreased by approximately 4%, the average ticket price remained relatively flat, and the total attendee per capita spending has grown only approximately 2%. In late 2004, management revised its full year 2004 adjusted EBITDA guidance downward by approximately $20 million, or approximately 6%, citing bad weather as the primary cause.


      Even though park attendance increased 8.5% in the first six months of 2005 (due in part to favorable weather) compared to the same period of 2004, management reaffirmed the full year 2005 adjusted EBITDA guidance at $300 million, which we believe will not be sufficient to cover the Company's fixed charges. For the full year 2005, we expect the Company to be a net user of cash, once again effectively transferring wealth away from stockholders.

      Based on the Company's Form 4 filings, we estimate that since January 1, 1999, Kieran Burke and James Dannhauser have sold an aggregate of approximately
1.3 million Shares at an average price of approximately $22.00 per Share for an estimated aggregate value of $28 million. At March 1, 2005, all the directors and officers of the Company as a group owned only 3.2% of the stock of the Company. Additionally, the employment agreements approved by this Board in December 2003 for Kieran Burke and James Dannhauser provide for the aggregate grant of 620,000 shares of restricted stock and 1,030,000 stock options through January 2, 2007, as well as for annual increases in cash compensation, all untied to Company performance. Both the Company's Chief Executive Officer and Chief Financial Officer are based in New York City whereas the Company's headquarters are in Oklahoma City.

We Do Not Believe the Board's Sale Process Will Result in a Sale of the Company at an Attractive Price at this Time.


      We believe it is unlikely that a buyer will emerge who will be able to offer an attractive price for your shares given the Company's heavy debt load (and its associated change of control and poison debt provisions), golden parachutes and other substantial additional costs that would be triggered upon a change of control. The Company has approximately $2.6 billion in "poison debt," which permits the holders of the securities to either accelerate the outstanding amounts or require the Company to offer to repurchase the securities if any other party were to acquire 35% or more of the Shares or obtain a majority position on the Board. Thus, in addition to purchasing the outstanding common equity, any potential buyer will have to be prepared to address approximately $2.6 billion in debt and preferred stock. Moreover, acquisition costs may include costs associated with refinancing the face amount of such debt, make-whole premiums to retire convertible securities, change of control premiums/debt retirement costs and bank commitment fees. In addition, the Company will incur other costs, such as executive severance amounts, investment banking fees and legal fees, each of which will likely be borne by a bidder. Further, the Board determined in October 2004 that the Company would commit to a minimum of $25 million in investment banking fees for two investment banks to perform services in connection with an acquisition. Incredibly, one of the Company's directors is a managing director of one of the two investment banks.

      We believe such costs are substantial and, based on our conservative estimate, could aggregate to be in excess of approximately $170 million, or approximately $1.82 per share. We believe such costs are likely to deter third parties from being able to make an attractive offer for the Company's equity. Our estimate of costs assumes a fully-funded cash transaction and the refinancing of the Company's existing capital structure, dollar for dollar. The following is a summary of our calculation of the change of control costs we believe a potential buyer would incur in order to acquire the Company.

o Early Retirement Costs for the Poison Debt -- $50 Million. We estimate that the cost to retire the Company's senior notes and convertible notes would be approximately $50 million. Upon a change in control, the holders of the Company's senior notes have the right to put the notes back to the Company at 101% of their par value, implying an early retirement cost of 1.0% of the principal amount (approximately $1.2 billion) of such notes, or approximately $12 million. We estimate the early retirement cost for the Company's convertible notes to be approximately $38 million. This estimate assumes an all cash transaction at $6.50 per share which would result in the convertible notes being convertible for an increased number of shares of common stock upon the change of control and that it would be more beneficial from a financial perspective for holders of the convertible notes to convert their notes and receive the cash consideration offered by the potential buyer for the shares underlying the notes (and the additional shares issuable upon a change of control) than to exercise their "put" right at par value.

o Replacement Costs for the Poison Debt -- $72 Million. Based on the advice of its investment bankers and analysis of fees charged in similar Six Flags/Premier Parks financings, Red Zone believes the following are reasonable estimates of the fees that would be incurred to refinance and replace the Company's existing bank facility, senior notes, convertible notes and preferred stock: (i) 1.75% to replace Six Flags' total bank credit facility amount of $1,055 million (or approximately $18.5 million);
      (ii) 2% of the principal amount to replace the Company's $1,192 million in senior notes (or approximately $24 million); (iii) 3.0% of the principal amount to replace the Company's $299 million in convertible notes (or approximately $9 million); and (iv) 3% of the redemption value to replace the $287.5 million in Preferred Stock (or approximately $8.6 million). In addition, due to the inherent uncertainty associated with raising capital from the public capital markets, we believe that Six Flags would require any potential acquirer to backstop the offerings of new senior notes in connection with the refinancing with a committed bridge loan. We believe that 1.0% of the total commitment of $1,192 million (i.e., the aggregate amount of the senior notes) would be a reasonable estimate of the fees associated with obtaining such a commitment. Such fees would amount to approximately $11.9 million.

o Executive Severance Costs -- $7 Million. As described elsewhere in this consent solicitation statement, upon termination following a change in control, the Company would be required to pay Messrs. Burke, Dannhauser, Coughlin, Eichelberger and Iven cash severance. Based on the Company's proxy statement disclosure, we estimate that severance of at least $7 million would be owed these executives if termination occurred on or before December 31, 2005. Such amount would increase to the extent the executives earn bonuses in 2005 and the change of control and termination of employment occurs after December 31, 2005.

o Professional Fees -- $45 million. We estimate that a total of $45 million in professional fees would be incurred in connection with a change of control transaction. The Company has already disclosed that it engaged Lehman Brothers Inc. and Allen & Company LLC to serve as financial advisors and that, upon a change of control transaction, the Company would be required to pay each advisor a fee of not less than $12.5 million. In light of the fact that the Company has retained two major New York law firms, we believe that the Company could be expected to accrue legal fees of approximately $5 million in connection with an acquisition transaction. In addition, based on the advice of our investment bankers, we believe that a potential acquirer could reasonably be expected to accrue financial advisory fees of approximately $10 million in connection with an acquisition transaction. We also estimate that an acquirer's legal fees would be approximately $5 million.


Current Board Members Have Conflicts of Interest.


      We believe the directors we are seeking to remove each have conflicts of interest that should disable them from representing your interests as the Company pursues its newly-announced sale process. Mr. Shuman is a managing director of Allen & Co., which the Company will pay a minimum fee of $12.5 million if the Company is sold. In contrast, if our consent solicitation is successful, Allen & Co. would only receive a $2 million fee. We believe it is impossible for Allen & Co. to provide independent and unbiased advice to the Company in either a sale process or this consent solicitation when one of Allen & Co.'s managing directors serves on the Board and has been targeted for removal from the Board. In addition, due to an automatic increase in base salary and the possibility of a bonus payment for 2005, Messrs. Burke and Dannhauser will receive increased change of control payments if a change of control occurs after January 1, 2006 as opposed to the payments they would receive if they were terminated during the remainder of 2005, either as a result of an eventual sale or after a successful consent solicitation. Pursuant to their employment agreements, which were approved by this Board, if Mr. Burke or Mr. Dannhauser is terminated in connection with a change of control, the Company would be required to pay each executive severance equal to three times the sum of (i) his base salary earned in the year prior to termination and (ii) the greater of the bonus earned in the year prior to termination and the average of the bonuses paid in the three years prior to termination. Neither executive received a bonus in 2004. Because each of the executive's base salary increases by $50,000 each year and the executives are eligible to receive a substantial bonus for 2005 if performance targets are met, we believe the Company's management has a financial incentive to delay their possible termination from the Company until at least the beginning of next year so that they can receive larger severance payments. In addition, under their employment agreements, the executives would be entitled to the vesting of all restricted stock and options even if such shares and options have not yet been granted. For these reasons, we believe the directors we are seeking to remove have financial incentives that are not consistent with the interests of the stockholders.


      In contrast, we do not believe that Red Zone, even if successful in the consent solicitation, could be in a position to interfere with the sale process. If Red Zone's Nominees are elected to the Board, a majority of the Board would still be independent and unaffiliated with Red Zone and will therefore be able to protect the interests of all the stockholders. In addition, Red Zone's Nominees, if elected, will be bound by their fiduciary obligations to act in the best interests of all stockholders. In fact, we believe the replacement of interested directors with our Nominees would eliminate the numerous conflicts of interest involving the directors we are seeking to remove as well as the Company's financial advisor and will bring more integrity to the Board's sale process thereby furthering the goal of maximizing stockholder value.

The Company Needs to Pursue a New Operational Plan.

      We believe it is time for a change and that new directors with new ideas and a fresh perspective should be added to the Board. The time for this change is now because new operational plans must be adopted and implemented this fall well in advance of the peak summer season for the Company's theme parks. If stockholders approve our Proposals, we expect that our Nominees will urge the Board to develop a new operational plan for Six Flags which will focus on the following:

      o Redesign advertising and marketing strategies. We believe the Company's parks are skewed towards thrill rides catering to teenagers at the expense of families and young children. We will endeavor to transform the Six Flags brand to attract a more balanced audience of youth and families. The core of our mission statement will be to ensure each demographic views the Company's image as "clean, safe and fun." To implement our operational plan, we would employ smart, cost-effective targeted advertising (including direct mail) and focus on mothers (with young children) as well as youth. Additionally, we believe that more co-branded integrated marketing and sponsorship opportunities as well as more co-op advertising with partners in areas such as, for example, action sports, athletes, video games, musicians, celebrities, and movie premiers could generate significant benefits to the Company.

      o Create strategic concession relationships with vendors. Based on our experience with the Washington Redskins and FedEx Field Stadium, we believe concession revenue can be increased through the sale of commercially appealing branded products. We believe there are many opportunities for Six Flags to sell exclusive rights to key food items to name brand consumer food companies (for example, exclusive pizza rights to a name brand pizza company and exclusive ice cream rights to a name brand ice cream company). As we have done at FedEx Field Stadium, we intend to pursue the outsourcing of concession operations (and the sale of all concession equipment) to professional concession vendors to take advantage of the economics that can be generated by vendors with significant scale. We would also introduce "speed-pay" systems and affinity reward programs to facilitate consumer concession and merchandise purchases and also provide real-time data for direct marketing based on purchasing habits, demographic information and usage numbers.

      o Create strategic sponsorship relationships with vendors. We believe Six Flags' current sponsorship relationships with tired and dated brands generate insufficient recognition by children. It is our view that co-branded attractions using more current characters and modern themes is necessary to revitalize the Six Flags brand and, in turn, generate increased attendance and revenue at the parks. Moreover, through our experience at FedEx Field Stadium, we believe it would be beneficial for the Company to increase sponsorships for exclusive consumer access by third parties in key categories such as credit card companies, cellular phone companies, national banks (ATM's), energy providers and cable, broadband and satellite providers.

      o Divest underutilized/excess real properties. Based on its public filings, the Company owns over 3,500 acres of real estate that appear to be underutilized or are unnecessary to present and future park operations. We would pursue the sale of these properties.

      If our Nominees are elected and are able to prevail upon the Board the merits of our proposed operational plan and incremental EBITDA and/or excess real estate sale proceeds are achieved, our Nominees would urge the Board to use those funds to reduce the Company's outstanding debt.

                     BACKGROUND OF THE CONSENT SOLICITATION

      We initially invested in Six Flags over a year ago because we believed the stock was undervalued and that there was significant potential for increased value. As we became more familiar with the Company and its business, it became apparent to us that the Board and management were not pursuing what we believe is the best strategy to maximize stockholder value.

      On September 1, 2004, we spoke with Kieran Burke, the Company's Chairman and Chief Executive Officer, and requested a meeting with management to discuss our views on how to improve the Company's performance. Mr. Burke stated that he could not agree to meet without first speaking to his lawyers.

      On September 2, 2004, we sent the following letter to the independent members of the Board:

      September 2, 2004

      Independent Members of the Board of Directors
      Six Flags, Inc.
      c/o Six Flags, Inc.
      122 East 42nd Street
      New York, NY 10168

      Gentlemen:

            As you may know from the Schedule 13D that was recently filed on behalf of Red Zone LLC ("Red Zone") with the Securities and Exchange Commission, Red Zone is the beneficial owner of approximately 8.76% of the outstanding common stock of Six Flags, Inc. (the "Company"). On Wednesday, Sept. 1, 2004, I spoke with Kieran Burke, the Company's Chief Executive Officer, and requested a meeting to discuss ways to improve the Company's performance. Mr. Burke stated that he could not agree to meet without first speaking to his lawyers. I have not heard from Mr. Burke since our brief telephone conversation. I trust that he has advised you of my investment in the Company and my concern about its performance.

            Since current management of the Company apparently feels its time is better spent speaking with attorneys rather than exploring ways to improve shareholder value, I am writing to request a meeting with the non-officer outside directors of the Company's Board of Directors. I am very concerned about the consistently disappointing performance of the Company. This must be addressed immediately - shareholders should not have to suffer through one more period of poor financial performance or one more announcement that the Company will miss its expected numbers. In addition, in light of the seasonal nature of the business, it is critical that current sales, marketing, and operating practices be corrected quickly in time to impact operating performance in coming seasons. Accordingly, I would like to meet with the Board of Directors to discuss several measures that the Company should consider implementing in order to increase revenues and decrease expenses.

            Due to the urgency of this matter, I am available to meet with the members of the Board of Directors immediately and would like to do so as soon as possible, wherever and whenever is most convenient for the members of the Board of Directors.

            I look forward to hearing from you promptly.

                                        RED ZONE LLC

                                        By:   /s/ Daniel M. Snyder
                                            ------------------------------------
                                            Name: Daniel M. Snyder
                                            Title: Managing Member


      On September 8, 2004, we met with Mr. Burke and James Dannhauser, Chief Financial Officer, as well as Stanley Shuman, who was identified to us as an independent director. Mr. Shuman is a Managing Director of Allen & Company LLC, an investment banking firm, which received a financial advisory fee from the Company in connection with the Company's April 2004 sale of its European division and was an initial purchaser in the Company's January 2005 $195,000,000 offering of senior notes. At the meeting, we discussed our views on the Company's future prospects and specific and concrete suggestions for improving the Company's performance. In response, the Company's representatives orally indicated to us that they did not share our view that changes were needed or that any of our suggestions were necessary to improve the Company's performance.


      On September 15, 2004, the Company filed a Form 8-K with the SEC disclosing that on September 13, 2004 the Board amended the Company's Poison Pill and Bylaws, and authorized indemnity agreements with the Company's directors and executive officers. The amendment to the Poison Pill removed the right of the stockholders to amend or supplement the Poison Pill. The Bylaw amendments included the imposition of additional notice, deadline, and other timing and procedural requirements for stockholders to nominate directors and take other actions at stockholder meetings or by written consent in lieu of meetings.

      On September 28, 2004, we met with the independent directors of Six Flags and outlined our views regarding the Company, the industry and various strategies to maximize stockholder value as described elsewhere in this consent statement. We said we would be willing to have Mr. Snyder and two others join the Board and work with management, including a new Chief Executive Officer, to reverse the decline in the Company's performance.

      Following our meeting, on September 30, 2004, we received the following letter from Michael E. Gellert:

      September 30, 2004

      Mr. Daniel M. Snyder
      Managing Member
      Red Zone, LLC
      21300 Redskins Park Drive
      Ashburn, Virginia 20147

      Dear Mr. Snyder:

            We felt it was important for us to write you following our meeting on September 28 regarding your proposal that you would become non-executive Chairman of the Six Flags Board, that a person designated by you would also join the Board as a director, that the current Chief Executive Officer would be replaced, and that you would select his replacement. After consideration, the non-management directors do not believe that it is in the best interests of the Company and its stockholders to provide you with significant control over the affairs of Six Flags.

            Regarding the ideas you mentioned at our meeting, including with respect to the Company's marketing initiatives, partnerships with sponsors, and the uses of the land adjacent to our theme parks, the Company already constantly reviews opportunities in all of these areas. If you have specific proposals, management would be very interested in receiving constructive suggestions from you or any of its other shareholders. None of your suggestions, however, were such as to justify, in our opinion, placing you in the controlling positions you seek.

            While both the Board and management have not been satisfied with the Company's recent performance, we believe that CEO Kieran Burke and the management team are taking the necessary actions to improve operating and financial results and we are committed to doing what is necessary to increase shareholder value. We unanimously support management's strategic plans and expect shareholders will benefit from their implementation.

            We look forward to maintaining an open and productive dialogue with you, as is our goal with all our shareholders.

                                        Sincerely,


                                        /s/ Michael E. Gellert
                                        ----------------------------------------
                                        Michael E. Gellert
                                        Presiding Independent Director on
                                        behalf of the non-management members
                                        of the Six Flags Board of Directors

      cc:   Non-Management Directors
            Six Flags, Inc.

      On October 7, 2004, we sent the following letter to the independent members of the Board:

      October 7, 2004

      Michael E. Gellert
      Presiding Independent Director
      Six Flags, Inc.
      122 East 42nd Street
      New York, NY  10168

      Dear Mr. Gellert:

            We were extremely disappointed by the non-management directors' response to our September 28th meeting. Your letter of September 30th confirms our view that the board is committed to the same "business as usual" approach that to date has only served to encourage an underperforming management team and position Six Flags as a business in decline.

            At our September 28th meeting, we went to great lengths to explain to you and the other non-management directors our extensive knowledge of the venue-based entertainment business, our comparable experience in increasing the value of the Redskins football franchise, and the fundamental problems Six Flags faces. We offered fresh and exciting ideas which we believe a new management team can and should implement to reverse the company's dismal performance. According to your letter, the non-management directors' response to our meeting was to "unanimously support management". We believe this reaction reflects a disturbing lack of understanding on the part of the non-management directors of the business they are responsible for overseeing and what needs to be done today to protect and enhance stockholder value.

            Your September 30th letter mischaracterizes the purpose of our meeting and what actually transpired at the meeting. The purpose of the meeting was for us to convey to you and the other non-management directors our views regarding the Company's business and our concerns regarding current management's poor performance. Virtually all of the meeting time was spent on this topic. To say, as you did in your letter, that the meeting was held so that we could make a proposal regarding why we should be provided with significant "control" over the company's affairs is an utter misstatement of fact. We are one of the Company's largest stockholders owning over 8% of the Company's equity and our sole interest is to increase value for all stockholders. At the meeting we made very clear that our goal is to see the Company fix its problems. Given our proven success in creating revenue opportunities in this type of business and our extensive contacts in the sponsorship community, we stated our willingness to assist in achieving this objective by having Dan Snyder and two other knowledgeable stockholders join the board to work closely with the other directors to identify a new marketing-oriented management team that would, unlike the present management, be based at the Company's headquarters in Oklahoma. We firmly believe Six Flags needs better marketers executing a better marketing strategy. The current management team comprised of investment bankers based in New York is the wrong leadership to move the Company forward.

            We believe the Company must take aggressive measures now in order to see results next year. At the meeting, we explained why the Company needs to completely overhaul its advertising and marketing strategies, as well as aggressively pursue sponsorship and promotional opportunities to increase revenue. Efforts must be made to encourage customers to come earlier and stay longer, similar to what has been achieved with the Redskins and FedEx Field Stadium. The Company's under-utilized real estate holdings need to be reviewed and their value maximized. While new roller coasters make for exciting announcements, they are not the key to the Company's future success. We believe the Company's immediate commitment to the revenue-enhancing measures we laid out at our meeting is the best way to improve the Company's performance and seize upon its strengths as a solid brand with good products in an industry sector which we believe remains fundamentally strong.

            Although several of the non-management directors admitted that they were disappointed with the Company's performance and acknowledged that the current management of the Company was not equipped to effect the aggressive marketing strategy that we discussed, your September 30th letter makes it clear that the non-management directors are unwilling to address these issues with any sense of urgency. We are extremely discouraged by the board's steadfast and blind loyalty to an under-performing management team.

            We were also troubled by the Company's September 15th Form 8-K filing which announced that the board recently approved various amendments to the Company's bylaws and poison pill and authorized the Company to enter into new indemnification agreements with board members and management. In our view, the various amendments approved by the board to the Company's poison pill and bylaws illustrate the board's disregard for the interests of the Company's stockholders. The board has inexplicably and unilaterally removed the right of stockholders to amend or supplement the poison pill. The recent amendments to the bylaws also eliminate rights that stockholders had previously enjoyed. It is unclear how any of the amendments approved by the board could be construed to be for the benefit of the stockholders. Rather, it appears to us that adoption of these amendments and the indemnification agreements awarded to board members and management are more protective of the personal interests of directors and officers than the interests of stockholders who are suffering through a loss of stockholder value.

            The timing of these anti-stockholder initiatives is quite telling. Recently, two of the Company's other significant stockholders have separately expressed their concern about the Company's financial performance.(1) Instead of responding proactively to stockholder concerns and

----------


(1) At the time this letter was written, in addition to Red Zone, Red Zone was aware of only one other significant stockholder who expressed concerns about the Company's performance. This stockholder was Cascade Investment, L.L.C. ("Cascade"), the beneficial owner of 11.5% of the Shares. In their Schedule 13D filing on August 31, 2004, Cascade and William H. Gates III, who is the sole member of Cascade and who may therefore be deemed to beneficially own Cascade's Shares, indicated that they were "increasingly dissatisfied with the financial performance" of the Company.

      focusing on ways to improve stockholder value, the board has reacted defensively and approved agreements which are protective of management and itself, but has done nothing to create shareholder value.

            These amendments and indemnification agreements, together with the directors' misplaced vote of confidence for current management, all reflect a lack of urgency which we believe is necessary to reverse the Company's lagging performance. We are convinced that a continuation of the status quo risks a further decrease in stockholder value. We therefore intend to protect our investment through all available means.

                                        Sincerely,

                                        RED ZONE LLC


                                        By: /s/ Daniel M. Snyder
                                            ------------------------------------
                                            Name:  Daniel M. Snyder
                                            Title: Managing Member

      cc: Non-Management Directors

      On October 12, 2004, we received a reply from the independent directors of the Company indicating their disagreement with our positions. The October 12, 2004 letter is set forth below:

      October 12, 2004

      Mr. Daniel M. Snyder
      Managing Member
      Red Zone, LLC
      21300 Redskins Park Drive
      Ashburn, Virginia 20147

      Dear Mr. Snyder:

            We are in receipt of your October 7 letter and have carefully considered its contents. Your letter mischaracterized the discussions that occurred at our meeting on September 28. Further, your suggested strategies to improve the operating performance of the Company both at the meeting and in your letter were not insightful and demonstrated a lack of understanding about the theme park business in many respects. Therefore, while we value your input, we have determined that it is not in the best interests of the Six Flags shareholders to adopt your proposals.

            We think it is important to set the record straight regarding our meeting. All five non-management directors were present at the meeting. Each of us heard you propose, very specifically, that (i) you would become non-executive Chairman of the Six Flags Board, (ii) a person designated by you would also join the Board as a director, and (iii) the Chief Executive Officer would be replaced and you would select his replacement. In effect, you asked to be put into a position to control the future of Six Flags. If you now purport to have made a different proposal, or not to have made a proposal at all, at that meeting, then you are misrepresenting what took place. More importantly, nothing that you said during our meeting gave us any reason to believe it appropriate to provide to you and your team the effective control that you said you were seeking.

            Although you may draw valuable lessons from operating an NFL franchise, operating a regional theme park business is a vastly different endeavor. Theme parks cater to a different audience and demographic than the NFL, and do not drive attendance through a handful of high profile, proprietary live events. Our assets include 30 different parks, spread across North

      America, each with different competitive dynamics and market opportunities. This makes for a complex, operating-intensive business, not just a marketing enterprise, and we enjoy a tremendous depth of operating experience throughout our Company in managing the business. We remain confident in our management team, which we believe has the best experience and qualifications to lead Six Flags in this challenging environment.

            As to the ideas you mentioned at our meeting, the Company already constantly reviews opportunities in all of these areas and when appropriate takes action, as it has done many times in the past. This Board is and has been quite involved in reviewing and guiding the actions of management. In no way is it "business as usual" at Six Flags. As we told you at our meeting, and reiterated in our September 30 letter, neither the Board nor management are satisfied with the Company's recent performance, even if it reflects the challenges facing the industry as a whole. That is exactly why the Company has taken a series of actions over the last year that we believe are necessary to improve operating and financial results and build shareholder value.

            Contrary to what you state in your letter, we did not question the ability of the management team to effect the marketing strategy you outlined. We believe that the multi-faceted marketing strategies now in place, including a well-conceived advertising campaign which has tested very well in our own and in independent research, are the right ones, and will, when combined with a strong array of attractions, deliver strong performance in the years to come. In fact, management has already put in place with our approval the key components for 2005, including a capital plan which has been committed and whose major elements are now being constructed. It is widely recognized in the theme park industry that investments in new roller coasters and other rides and attractions fuel growth and create value for shareholders. We believe it would be destructive of shareholder value to disrupt the 2005 plan.

            Your comments about the New York location of a part of our management team, who have been involved in the theme park business for 15 years, are misguided. Our business is highly decentralized, with operating assets spread across North America. Our top executives in New York and Oklahoma interact continuously with the operating talent at our parks. Further, it is not at all uncommon for a publicly traded company with a national footprint to have multiple offices serving diverse functions.

            Your assertions about the Board's recent amendments to the Company's bylaws and shareholder rights agreement are ill-founded. The amendments effected to the rights agreement served only to make certain that the agreement, which was adopted in 1998, would fulfill its intended function and to remove an unnecessary provision that could have been used inappropriately to raise ambiguities concerning the Board's authority to administer the plan. The amendments to the bylaws, including the indemnity provisions, did not remove any rights previously enjoyed by shareholders. Rather, they brought our bylaws more in line with current practice and procedures.

            Management and the Board remain open to operating and marketing suggestions as to how to best improve the Company for all shareholders, but we do not believe that you have made a convincing argument for us to consider yielding the control that you seek.

                                        Sincerely,


                                        /s/ Michael E. Gellert
                                        ----------------------------------------
                                        Michael E. Gellert
                                        Presiding Independent Director on behalf
                                        of the non-management members of the Six
                                        Flags Board of Directors

      cc:   Non-Management Directors
            Six Flags, Inc.

      Given the Board's confidence in management and the strategy that the Board's management team was implementing according to Mr. Gellert's letters as well as the Board's unwillingness to consider our views and suggestions, we determined to evaluate our alternatives with respect to our Six Flags investment after the Company reported additional results.

      On October 14, 2004, the Company announced that it expected to miss its previously provided guidance for full year 2004 adjusted EBITDA.

      On November 8, 2004, the Company announced that attendance, revenues, EBITDA (modified) and adjusted EBITDA for the first nine months of 2004 were all less than in the comparable period in 2003 while operating costs and expenses increased over the prior year period.

      On January 14, 2005, we sent the following letter to Mr. Gellert:

      January 14, 2005

      Michael E. Gellert
      Presiding Independent Director
      Six Flags, Inc.
      122 East 42nd Street
      New York, NY  10168

      Dear Mr. Gellert:

      It has been over three months since we wrote to you to express our disappointment with the response of the non-management directors to our concerns regarding current management's performance and our views regarding how to reverse the company's continuing decline and protect and enhance stockholder value.

      Since then, management has:

            o Reduced its guidance for full year 2004 and third quarter Adjusted EBITDA and third quarter revenues;

            o Announced that attendance, revenues, EBITDA (modified) and Adjusted EBITDA for the first nine months of 2004 were all less than in the comparable period in 2003 while operating costs and expenses increased over the prior year period.

            o Reported a loss of $67.7 million for the first nine months of 2004 compared to income of $4.2 million for the same period in 2003.

            o Continued to bet the future of the company on its misplaced capital expenditure plan, an overly expensive advertising campaign and a flawed guest service enhancement program.

      Your October 12, 2004 letter served only to reconfirm our view that the non-management directors are continuing to protect an underperforming management team and encouraging the status quo at the very time when strong and decisive leadership is necessary to reverse the negative trend at Six Flags. We find it quite ironic that the non-management directors would accuse the undersigned of demonstrating a lack of understanding of the theme park business. While we freely admit that we have not in the past managed a theme park business, we do have extensive experience in the venue-based entertainment business and are very confident that the suggestions we have made to improve performance at Six Flags, if implemented properly by a qualified management team, would increase stockholder value in the long term. As the above results indicate, whatever understanding of the business that the board and current management have is not being put to good use.

      Whether the non-management directors adopt the proposals we have suggested is not the issue - the company's performance is - and to date the board and management have failed to turn the company around. We simply do not agree that the board should continue to have confidence in the current management team. We believe it is time for a change. Blaming the company's poor performance on the weather and the economy cannot last forever. A management team is paid to overcome challenges and it is the board's responsibility to explore all avenues to increase stockholder value notwithstanding the obstacles the company can be expected to face. At our September 28, 2004 meeting, we offered to assist in implementing change at the company by having Dan Snyder and two other knowledgeable stockholders join the board to work closely with the other directors to identify a new management team. You have mischaracterized this proposal as an effort to seek control of the company.

      While the company's expensive advertising campaign and 2005 capital plan might increase park attendance, we believe much more can be done to increase stockholder value in the long term. We have already outlined certain of these proposals to the non-management directors. The board's failure to respond proactively to our concerns and proposals is troubling as is the board's approval of new indemnification agreements for management and itself. We believe the board's steadfast and blind loyalty to an under-performing management team will in the short term, at best, simply maintain the status quo and in the longer term result in a material loss of stockholder value.

      In light of what we believe will be a disappointing future for the Company, we have determined that continued investment in the Company is not in our best interest and that our capital and other resources should be allocated to more promising investments, especially those that have a board and management team that truly understands what it means to be responsive to shareholder concerns.

      Sincerely,

      RED ZONE LLC


      By: /s/ Daniel M. Snyder
          -----------------------------
          Name:  Daniel M. Snyder
          Title: Managing Member

      cc: Non-Management Directors

      Following our January 14, 2005 letter, given our frustration with the Company's response to our efforts to communicate our serious concerns regarding the Company's underperformance, we began to explore various ways to dispose of our investment in the Company. We concluded, however, that the Company's stock was undervalued, largely due to what we believe to be poor management and an ineffective operational plan. On March 9, 2005, the Company announced results for the full year 2004. Attendance for 2004 declined by 3.4% compared to the prior year and the Company's costs of operations increased 3.0% over the same period. Despite an increase of 2.4% in per capita revenue, the Company's total revenue in 2004 was still 1.0% less than that of 2003 and adjusted EBITDA was 11.6% less. In the Company's annual report, management blamed the decline in attendance on "adverse weather" and "a challenging economic environment."


      Our ability to dispose of our investment in a timely manner and on terms favorable to us was restricted by the low trading volume of the Company's stock. In light of this fact and the Company's announcement of additional disappointing results, we concluded that to protect the value of our investment, we would explore ways to fix the Company ourselves. In April 2005, we held meetings and discussions with representatives from UBS Securities LLC ("UBS") regarding potential alternatives with respect to our investment in Six Flags. We considered, among other things, the possibility of continuing to influence the Board and management to take steps to maximize stockholder value, seeking representation on the Board or encouraging the Company and third parties to consider a merger, sale of assets, consolidation, business combination, recapitalization or refinancing involving the Company, including a possible acquisition of the Company or its assets by us or our affiliates. On June 7, 2005, we formally engaged UBS to act as our exclusive financial advisor.

      During the period from April 2005 to August 2005 in conjunction with our continued exploration and consideration of various alternatives to maximize the value of our investment, we and representatives from UBS had discussions with potential debt and equity financing sources in connection with our consideration of a possible transaction involving Six Flags including a transaction that could result in a change of control of the Company. We and representatives of UBS had discussions with potential debt and equity financing sources regarding a possible transaction involving the Company. After our discussions with these parties, we decided that, absent a negotiated transaction with the Company, raising capital to finance an acquisition of the entire company would be prohibitively expensive, among other reasons, given the Company's capital structure and particularly its "poison debt." We concluded that, in light of our past dealings with the Board and management as reflected in the letters set forth above and the fact that we had previously sought representation on the Board and such requests were rejected by management and the Board, a friendly, negotiated transaction would not be possible.


      On July 21, 2005, the Company entered into severance agreements with certain of its employees, including James M. Coughlin, General Counsel, and Hue Eichelberger and Thomas J. Iven, each an Executive Vice President.

These new agreements provide for severance payments that may be triggered upon a termination following a change of control or following an acquisition by us of 30% of the Company's outstanding shares.

      On August 17, 2005, we filed our Preliminary Consent Solicitation Statement on Schedule 14A with the SEC.

      On August 25, 2005, Six Flags filed a preliminary consent revocation statement with the SEC opposing this consent solicitation and announced that the Board would initiate a process to seek proposals from third parties regarding a sale of the Company in the form of "a prompt and orderly auction process".

      On September 12, 2005, the Company announced that it would close its AstroWorld theme park in Houston, Texas at the end of the 2005 season and had engaged Cushman & Wakefield, a real estate advisory firm, to market the 109-acre site of the park.

      On September 16, 2005 we sent the following letter to the independent members of the Board:

      September 16, 2005

      Michael E. Gellert
      Presiding Independent Director
      Six Flags, Inc.
      122 East 42nd Street
      New York, NY  10168

      Dear Mr. Gellert:

      We read with interest Six Flags' announcement that it will close its AstroWorld theme park and undertake to sell the 109-acre site located in Houston. We have also read published reports that the Company's largest competitor, Cedar Fair, may be interested in acquiring certain of the Company's assets.

      While we are aware of your publicly-announced intention to sell the Company to the highest bidder, we believe it would be inappropriate for the Company to separately sell any park or real estate assets until the Company's stockholders have had the opportunity to express or withhold their consent to the proposals we plan to put before stockholders.

      As the Company's largest stockholder, we strongly believe that any asset liquidations (such as the disposition of one or more parks or excess real estate) or additional severance or change in control arrangements without stockholder approval while stockholders are being asked to consider a change in directors and management would impermissibly frustrate the stockholder franchise. If the Board or management takes any action which is detrimental to the Company or frustrates the stockholder franchise, we intend to take all actions necessary to hold the Board accountable.

      Sincerely,

      RED ZONE LLC

      By: /s/ Daniel M. Snyder
          -----------------------------
          Name:  Daniel M. Snyder
          Title: Managing Member

      cc: Non-Management Directors


      On September 20, 2005, we received a reply from the independent directors of the Company indicating their disagreement with our position. The September 20, 2005 letter is set forth below:

      September 20, 2005

      Mr. Daniel M. Snyder
      Managing Member
      Red Zone, LLC
      21300 Redskins Park Drive
      Ashburn, Virginia 20147

      Dear Mr. Snyder:

      The Board has reviewed your letter of September 15, 2005. For the reasons stated in the company's September 12 press release, the Board and management have determined, after careful deliberation, that a sale of the AstroWorld property is the best way to maximize value for shareholders.

      In accordance with our fiduciary duties as directors, we intend to continue to take any actions that we believe are in the best interests of all shareholders and are consistent with our goal of maximizing shareholder value. Neither we nor the company's management can suspend our responsibilities to shareholders while you pursue your own agenda.

                                             Sincerely,

                                             /s/ Michael E. Gellert
                                             -----------------------------------
                                             Michael E. Gellert
                                             Presiding Independent Director on
                                             behalf of the non-management
                                             members of the Six Flags Board of
                                             Directors

      cc:  Non-Management Directors
           Six Flags, Inc.


      Given our experience and interaction with the current Board and management of Six Flags and our view of their ability to maximize stockholder value as well as the Board's intention to conduct a sale process in which the directors we are seeking to remove have conflicts of interest, we believe that stockholders should adopt our

Proposals as promptly as practicable. We believe Kieran Burke, James Dannhauser and Stanley Shuman should be replaced by the Nominees who are willing to take an active role in directing and questioning management, who have the necessary experience and expertise to manage Six Flags and will work with a new management team to optimize the Company's overall business strategies, including especially marketing and advertising strategies, and who are committed to confronting more effectively the critical issues facing the Company that we believe are contributing to the decline of Six Flags' performance as well as its stock price. Additionally, if Red Zone's Nominees are elected, a majority of the Board would still be independent and unaffiliated with Red Zone and will therefore be able to protect the interests of all the stockholders.

      ADOPTION OF THE PROPOSALS IS REQUIRED TO REMOVE THREE DIRECTORS FROM THE COMPANY'S CURRENT BOARD OF DIRECTORS, TO ADD THE THREE NOMINEES TO THE COMPANY'S BOARD OF DIRECTORS, TO FIX THE NUMBER OF DIRECTORS ON THE SIX FLAGS BOARD AT SEVEN AND TO AMEND THE COMPANY'S BYLAWS TO REQUIRE A MAJORITY STOCKHOLDER VOTE TO FILL VACANCIES. ACCORDINGLY, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD. FAILURE TO SIGN AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT TO THE PROPOSALS.

                                 PROPOSAL NO. 1
          REMOVAL OF KIERAN BURKE, JAMES DANNHAUSER AND STANLEY SHUMAN

      This Proposal provides for the removal without cause of Kieran Burke, James Dannhauser and Stanley Shuman from the current Board. This Proposal also contemplates the removal of any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of the Proposals to fill any newly-created directorship or vacancy on the Board. This is intended to address the possibility that the current directors might try to add directors to the Board who are aligned with them.

      Section 141(k) of the Delaware General Corporation Law (the "DGCL") provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation's directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors.

      The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL and Section
4.5 of the Company's Bylaws permit the stockholders of the Company to remove any director or its entire Board without cause.


      If Messrs. Burke and Dannhauser are removed from the Board and either (i) the Company terminates their employment or (ii) they elect to terminate their employment based on a constructive termination arising from their removal from the Board, Messrs. Burke and Dannhauser would be entitled to severance under the terms of their respective employment agreements. As a result, if a majority of the Company's stockholders agree that Messrs. Burke and Dannhauser should be removed from the Board and this consent solicitation is successful, Messrs. Burke and Dannhauser could trigger their severance provisions, terminate their employment and become entitled to receive their extraordinarily rich severance benefits. Further, because each of the executive's base salary increases by $50,000 each year and the executives are eligible to receive a substantial bonus for 2005 if performance targets are met, such severance payments would be higher if their removal from the Board and termination of employment (either by the Company or by the executive based on a constructive termination arising from his removal from the Board) occurs on or after January 1, 2006. For a description of the terms of their severance, see page [36].


      The effectiveness of the Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

   WE URGE YOU TO CONSENT TO THE REMOVAL OF THREE OF THE COMPANY'S DIRECTORS.

                                 PROPOSAL NO. 2
                              ELECTION OF NOMINEES

      This Proposal is to elect the three Nominees named below to fill the vacancies resulting from Proposal 1, each of whom has consented to being named as a Nominee and to serve as a director, if elected. If elected, each Nominee will serve until the next annual meeting of the Company's stockholders, and until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

      Each director of the Company has an obligation under Delaware law to discharge his duties as a director on an informed basis, in good faith and in a manner the director honestly believes to be in the best interests of the Company and all of its stockholders.

      Set forth below is the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Nominee. Unless otherwise indicated, the business address for each Nominee is 21300 Redskin Park Drive, Ashburn, Virginia 20147.

                                           Principal Occupation
Name and Business Address            Age   For Past Five Years and Directorships
----------------------------------   ---   -------------------------------------

Mark Shapiro                         35    Since September 2002, Mark Shapiro
                                           has served as the Executive Vice
                                           President, Programming and Production
                                           of ESPN, Inc. Mr. Shapiro tendered
                                           his resignation effective as of
                                           October 1, 2005. He served as Senior
                                           Vice President and General Manager,
                                           Programming at ESPN from July 2001 to
                                           September 2002. Prior to July 2001,
                                           he was Vice President and General
                                           Manager of ESPN Classic and ESPN
                                           Original Entertainment.

Daniel M. Snyder                     40    Daniel M. Snyder is the Managing
                                           Member of Red Zone LLC, and has been
                                           Chairman and Principal Owner of the
                                           Washington Redskins franchise since
                                           July 1999. Prior to September 2000,
                                           Mr. Snyder served as Chairman and
                                           Chief Executive Officer of Snyder
                                           Communications, Inc.

Dwight Schar                         63    Dwight Schar is currently the
  c/o NVR, Inc.                            Chairman of NVR, Inc. and has been
  7601 Lewinsville Road, Suite 300         serving in such capacity for over
  McLean, VA 22102                         five years. Mr. Schar also served as
                                           Chief Executive Officer of NVR until
                                           July 1, 2005.

Mark Shapiro

      Since September 2002, Mark Shapiro has served as ESPN's Executive Vice President, Programming and Production. Mr. Shapiro tendered his resignation from ESPN effective as of October 1, 2005. Mr. Shapiro was responsible for the development, acquisition, and scheduling of all programming for ESPN, ESPN2, ESPNEWS, ESPN Classic, ESPNU, ESPN Deportes, ESPN HD and ESPN2 HD, and oversaw all remote and studio production for ESPN's domestic and international entities, including the company's engineering and technical operations. His production responsibilities extended to ESPN, ESPN2, ESPNEWS, ESPN Classic, ESPN Deportes, ESPNU, ESPN Regional Television, ESPN Radio, and ESPN International's worldwide networks. Mr. Shapiro oversaw ESPN Original Entertainment (EOE), which includes the X Games, ESPY Awards and ESPN Outdoors, including BASS and the Great Outdoor Games.

      He served as senior vice president and general manager, programming at ESPN from July 2001-September 2002, during which time he was listed as one of Hollywood Reporter's "35 Promising Executives on the Rise" in 2001. In 2003, Shapiro was also named one of the "Rising" stars in Entertainment Weekly's annual "101 Most Powerful People in Show Business." In 2004, Shapiro was named to the Sporting News' "Power 100," for the second consecutive year and in 2005 was named to the Sports Business Daily's "Top 40 Under 40" for the third consecutive year. Mark Shapiro has won 16 Emmy Awards and the prestigious Peabody Award.

      On August 15, 2005, we entered into an employment agreement with Mark Shapiro. Pursuant to the employment agreement, Mr. Shapiro will serve as Chief Executive Officer of Red Zone, effective as of October 1, 2005, until August 15, 2006, unless extended by Mr. Shapiro for one or two additional one-year terms expiring on August 15, 2007 and August 15, 2008, respectively. If Mr. Shapiro becomes the Chief Executive Officer of Six Flags, he will relinquish his position at Red Zone and devote his full-time services to the Company.

      If our consent solicitation is successful, Mr. Shapiro has agreed to serve as the Company's Chief Executive Officer, subject to appointment by the Board and negotiation of a mutually acceptable employment arrangement between Mr. Shapiro and the Company. If Mr. Shapiro is appointed to such position, he is expected to direct the operation of the Company in the best interests of the stockholders and will perform his duties to the best of his ability and in accordance with his legal duties to the Company's stockholders.

Daniel M. Snyder

      As the Managing Member of Red Zone, Mr. Snyder beneficially owns 10,921,300 Shares, which comprise approximately 11.7% of the Company's outstanding common stock. As a result, he has a vested interest in maximizing stockholder value of Six Flags.

      Mr. Snyder is an experienced manager of venue-based businesses. Mr. Snyder is Chairman and Principal Owner of the Washington Redskins franchise of the National Football League and FedEx Field Stadium, the team's wholly-owned 92,000-seat stadium.

      As one of his key strategies in managing the Washington Redskins, he expanded Redskins sponsorship revenues from $4 million to $48 million. In addition, the Redskins franchise was able to develop significant concession relationships with various vendors through which it sold all concession equipment to Centerplate Food Distribution Company for $16 million, which enabled the Redskins to use the proceeds to pay down its debt, taking advantage of the expertise of these vendors while maintaining control over the brands of food and beverages that are sold at its stadium. Coca Cola is another concession partner of the Redskins. By partnering with leading consumer brands, the Redskins franchise was able to receive substantial commissions on its gross concession receipts without having to maintain the equipment. In addition, the Redskins instituted the "tap and go" payment system which reduced the customers' waiting periods at the games. Through these measures, the per capita food spending of Redskins' customers increased from $9 when Mr. Snyder acquired the team to the current $15. In addition, Mr. Snyder through his venue pricing management has created a special events business line at FedEx Field Stadium, generating over $2 million of earnings from a single venue. Since his acquisition of the Redskins in 1999, he has transformed the franchise into the most valuable franchise in U.S. sports (according to the Forbes magazine) at over $1.1 billion, increasing annual revenues from $162 million to $300 million.

      Mr. Snyder was also founder and former Chairman and Chief Executive Officer of Snyder Communications, Inc., an advertising and marketing company formerly listed on the New York Stock Exchange and which had over $1 billion in annual sales. In September of 2000, Snyder Communications, Inc. was successfully sold to Havas Advertising, S.A. for approximately $2.3 billion.

      We believe that Mr. Snyder's long standing business experience including experience in managing venue-based businesses will prove very valuable in optimizing the advertising and marketing strategies of Six Flags and that his vested interest in improved performance of the Company makes him an ideal candidate for directorship of the Company.

      Mr. Snyder is Chairman of the Board of Ventiv Health, Inc. and a member of the Board of Directors of McLeodUSA Incorporated, Children's Hospital, Washington DC and the National Center for Missing and Exploited Children.

      Other than utilizing the experience he gained as Chairman and Principal Owner of the Washington Redskins football franchise to increase value for Six Flags, Mr. Snyder does not have any current plans or intentions to develop business relationships between Six Flags and the Redskins franchise, nor does Mr. Snyder currently anticipate that the plans described above in this Consent Solicitation Statement will impact the Washington Redskins or its relationships with its sponsors or vendors. However, if opportunities arise where any such relationships would help improve the financial and operational performance of Six Flags and maximize stockholder value, Mr. Snyder, if seated on the Board, would by all means urge the Board and management to develop such relationships absent any potential conflicts of interest.

Dwight Schar

      As Chairman of NVR, Inc., Mr. Schar manages one of the largest homebuilders in the United States. Mr. Schar is active in the greater Washington community, involved in numerous business and educational groups, as well as on a political level such as National Finance Chair of the Republican National Committee. He is also on the Board of Directors for the Mercatus Center at George Mason University; is a trustee of the Virginia Commonwealth University, School of Engineering Foundation, and was a member of the Virginia Business and Higher Education Council. He was also an appointee to the President's Advisory Committee on the Arts for the Kennedy Center.

      Previously, Schar was a member of the board of directors for the Pittsburgh Pirates, First American Banks, the Northern Virginia Building Industry Association, Bell Atlantic Company of Virginia and the United Way of the Capital Area. He has been a trustee for the George Mason University Foundation, Ashland University and the Virginia Foundation of Independent Colleges. He has also been a council member of the Northern Virginia Roundtable, and the Governor's Regional Economic Development Council.

      The above information has been furnished to us by the respective Nominees.

      The effectiveness of this Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

         WE URGE YOU TO CONSENT TO THE ELECTION OF EACH OF THE NOMINEES.

                                 PROPOSAL NO. 3
                 AMENDMENT TO BYLAWS FIXING NUMBER OF DIRECTORS

      Section 4.1 of the Company's Bylaws provides that the Board shall consist of not less than three nor more than fifteen directors. Currently the Board consists of seven directors. We are seeking stockholder consent without a meeting to amend the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven. The text of the proposed amendment to
Section 4.1 is set forth in Annex II to this Consent Solicitation Statement.

      This Proposal is intended to prevent any actions by the current directors of the Company that might impede the effectiveness of any of these Proposals or negatively impact our ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents, including seeking to expand the Board to add the directors removed pursuant to this consent solicitation or additional directors after Proposals 1, 2, 4, 5 and 6 are effective. Section 109(a) of the DGCL and Article XXVI of the Company's Bylaws permit the Company's stockholders to amend the Bylaws.

      The effectiveness of this Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

     WE URGE YOU TO CONSENT TO THE AMENDMENT OF THE BYLAWS FIXING NUMBER OF
                                   DIRECTORS.

                                 PROPOSAL NO. 4
           AMENDMENT TO BYLAWS REGARDING CHANGE IN NUMBER OF DIRECTORS

      Section 26.1 of the Company's current Bylaws provides that the Company's Bylaws may be amended by the stockholders at any regular or special stockholders meeting (or by written consent) or by the Board of Directors at any regular or special meeting (or by unanimous written consent) subject to the power of the stockholders to adopt, amend or repeal the same. We are seeking stockholder consent without a meeting to amend the Company's Bylaws to require the unanimous vote of all the members of the Board for any amendment by the Board to the Bylaws which would change the number of directors constituting the Board. The text of the proposed amendment to Section 26.1 is set forth in Annex II to this Consent Solicitation Statement.

      This Proposal is intended to prevent any actions by the current directors of the Company that might impede the effectiveness of any of these Proposals or negatively impact our ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents, including expanding the Board, without obtaining the affirmative vote of our Nominees, to add the directors removed pursuant to this consent solicitation or additional directors after Proposals 1, 2, 3, 5 and 6 are effective. Section 109(a) of the DGCL and
Article XXVI of the Company's Bylaws permit the Company's stockholders to amend the Bylaws.

      The effectiveness of this Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

WE URGE YOU TO CONSENT TO THE AMENDMENT OF THE BYLAWS REGARDING CHANGE IN NUMBER
                                  OF DIRECTORS.

                                 PROPOSAL NO. 5
                     AMENDMENT TO BYLAWS REGARDING VACANCIES

      Section 4.4 of the Company's current Bylaws provides that if the office of any director becomes vacant due to death, resignation, disqualification, removal or otherwise, such vacancy may be filled by the remaining directors, and the successor or successors shall hold office for the unexpired term. We are seeking stockholder consent without a meeting to amend Section 4.4 of the Company's Bylaws so that only Six Flags' stockholders (and not the Board) can fill any vacancies on the Board created as a result of death, resignation, disqualification, removal or otherwise. The text of the proposed amendment is set forth in Annex II to this Consent Solicitation Statement.

      This Proposal is generally intended to prevent any actions by the current directors of the Company that might impede the effectiveness of any of these Proposals or negatively impact our ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents, including the current directors seeking to fill the vacancies on the Board created by the removal of the three directors pursuant to Proposal 1. Section 109(a) of the DGCL and Article XXVI of the Company's Bylaws permit the Company's stockholders to amend the Bylaws.

      The effectiveness of this Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

   WE URGE YOU TO CONSENT TO THE AMENDMENT OF THE BYLAWS REGARDING VACANCIES.

                                 PROPOSAL NO. 6
                 REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS

      Stockholders are being asked to adopt a resolution which would repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board. This Proposal is designed to prevent the current directors of the Company from taking actions to amend the Company's Bylaws to attempt to nullify or delay the actions taken by the stockholders under these Proposals. Based on publicly available information, the most recent version of the Company's Bylaws was adopted on September 13, 2004, and no amendments after that date have been publicly disclosed.

      The effectiveness of this Proposal is subject to, and conditioned upon, the effectiveness of each of the other Proposals.

  WE URGE YOU TO CONSENT TO THE REPEAL OF ADDITIONAL BYLAWS or BYLAW AMENDMENTS
                                DESCRIBED ABOVE.

                                    THE OFFER


      If we are successful in our consent solicitation and at any time during the ninety days following the date our Nominees are seated on the Board, the Company's stock closes at a price at or lower than $6.50 per share for five consecutive trading days, we will commence a fully funded cash tender offer to purchase up to 34.9% of the Company's outstanding shares (the calculation of such percentage to include any Shares we own at the time we accept Shares for purchase pursuant to the Offer) at a price of $6.50 per share. We do not intend to make a tender offer if Six Flags' stock continues to trade at a price above $6.50 per share. The Offer, if commenced, will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which we plan to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:


      o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 (the "Poison Pill") by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

      o     the Board taking all actions so that the restrictions contained in
            Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

      o the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board; and

      o non-occurrence of any change or development, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in our reasonable judgment, is or will be materially adverse to the Company, or we shall have become aware of any fact that, in our reasonable judgment, does or will have a material adverse effect on the value of the Shares.

      We have filed a Hart-Scott-Rodino Act Pre-Merger Notification Form to acquire up to 49.9% of the Company's outstanding common stock and the waiting period applicable to our filing has expired.

      More information about the Offer, if commenced, will be set forth in our tender offer statement on Schedule TO on file with the SEC when it becomes available.

      THIS SOLICITATION IS BEING MADE BY RED ZONE LLC AND NOT BY OR ON BEHALF OF THE COMPANY. WE ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO EXPRESS THEIR CONSENT TO THESE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.

                                VOTING SECURITIES

      The common stock, par value $.025 per share, constitutes the voting securities of the Company for purposes of this consent solicitation. Only holders of the Company's common stock as of the Record Date are entitled to execute consents. According to the Company's latest 10-Q filed on August 9, 2005, the Company had 93,106,528 Shares of common stock outstanding as of August 1, 2005. Cumulative voting is not permitted.

                             PRINCIPAL STOCKHOLDERS

      The following information, except for the information for the Nominees and participants, is based solely on the Company's proxy statement filed with the SEC on April 29, 2005. Unless otherwise indicated, the following table sets forth certain information as of March 1, 2005 and, to Red Zone's knowledge, summarizes information with respect to ownership of the outstanding common stock of the Company by (i) all persons known to the Company to own beneficially more than 5% of the outstanding common or preferred stock of the Company, including their addresses,
(ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person in the table has sole voting power and investment power of the Shares listed as owned by such person.

                                                Number of Shares    Percentage
Name and Address of Beneficial Owner           Beneficially Owned   of Class(1)
--------------------------------------------   ------------------   -----------

Paul A. Biddelman(2)                                      105,984        *
Kieran E. Burke(3)                                        560,471        *
James F. Dannhauser(4)                                    379,544        *
Michael E. Gellert(5)                                     816,395        *
Francois Letaconnoux(6)                                    68,992        *
Robert J. McGuire(7)                                       12,000        *
Stanley S. Shuman(8)                                      100,000        *
Hue E. Eichelberger(9)                                    205,500        *
Thomas J. Iven(10)                                        120,000        *
James M. Coughlin(11)                                      24,000        *

Red Zone LLC(12)                                       10,921,300       11.7%
Daniel M. Snyder
  21300 Redskin Park Drive
  Ashburn, Virginia 20147
Cascade Investment, L.L.C.(13)                         10,810,120       11.5%
William H. Gates III
  2365 Carillon Point
  Kirkland, Washington 98033
FMR Corp.(14)                                          10,436,117       10.6%
  82 Devonshire Street
  Boston, Massachusetts 02109
Franklin Resources, Inc.(15)                           10,237,399        9.9%
Charles B. Johnson
Rupert H. Johnson, Jr
Franklin Advisors, Inc.
  One Franklin Parkway
  San Mateo, California 94403
Wallace R. Weitz & Company(16)                          9,840,000       10.6%
  1125 South 103rd Street, Suite 600
  Omaha, Nebraska 68124-6008
Diaco Investments, L.P. (17)                            9,020,700        9.7%
  Siget, L.L.C
  Simon Glick
  1271 Avenue of the Americas, 48th Floor,
  New York, New York 10020
Dimensional Fund Advisors, Inc.(18)                     7,185,400        7.7%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401
All directors and officers as a group
 (18 persons)(19)                                       3,018,416        3.2%

----------

*     Less than one percent.

(1) For purposes of calculating the percentage of class, the number of outstanding Shares on March 1, 2005 (93,106,528) is used plus, with respect to each beneficial owner, the Shares such owner has the right to acquire within 60 days from March 1, 2005.

(2) Includes 45,984 Shares of common stock and options to purchase 60,000 Shares as to which Mr. Biddelman has sole voting and investment power. Amount shown includes the vested portion of options to purchase 20,000 Shares granted under the Company's 2004 Stock Option and Incentive Plan on March 31, 2005.

(3) Includes 451,721 Shares and options to purchase 108,750 Shares as to which Mr. Burke has sole voting and investment power. Does not include 235,001 Shares of restricted stock and options to purchase 286,250 Shares, which have not vested as of April 29, 2005.

(4) Includes 312,044 Shares and options to purchase 67,500 Shares as to which Mr. Dannhauser has sole voting and investment power. Does not include 162,501 Shares of restricted stock and options to purchase 177,500 Shares, which have not vested as of April 29, 2005.

(5) Includes 614,888 Shares, as to which Mr. Gellert has sole voting and investment power, and 141,507 Shares beneficially owned by his wife, as to which Mr. Gellert disclaims beneficial ownership. Also includes options to purchase 60,000 Shares, as to which Mr. Gellert has sole voting and investment power. Amount shown includes the vested portion of options to purchase 20,000 Shares granted under the Company's 2004 Stock Option and Incentive Plan on March 31, 2005.

(6) Includes 8,992 Shares into which 7,500 shares of Preferred Income Equity Redeemable Shares ("PIERS") held by Mr. Letaconnoux are convertible and options to purchase 60,000 Shares, as to which Mr. Letaconnoux has sole voting and investment power. Amount shown includes the vested portion of options to purchase 20,000 Shares granted under the Company's 2004 Stock Option and Incentive Plan on March 31, 2005.

(7) Represents options to purchase 12,000 Shares, as to which Mr. McGuire has sole voting and investment power. Amount shown includes the vested portion of options to purchase 20,000 Shares granted under the Company's 2004 Stock Option and Incentive Plan on March 31, 2005.

(8) Includes 40,000 Shares and options to purchase 60,000 Shares, as to which Mr. Shuman has sole voting and investment power. Amount shown includes the vested portion of options to purchase 20,000 Shares granted under the Company's 2004 Stock Option and Incentive Plan on March 31, 2005.

(9) Includes 500 Shares and options to purchase 205,000 Shares, as to which Mr. Eichelberger has sole voting and investment power.

(10) Represents options to purchase 120,000 Shares, as to which Mr. Iven has sole voting and vesting power.

(11) Represents options to purchase 24,000 Shares, as to which Mr. Coughlin has sole voting and investment power.

(12) Represents Shares beneficially owned by Red Zone LLC, a Delaware limited liability company, of which Daniel M. Snyder is the managing member and holder of a controlling interest. Information is shown as of August 16, 2005 and has been obtained from Mr. Snyder.

(13) Represents Shares beneficially owned by Cascade Investment L.L.C. ("Cascade"), of which William H. Gates III is the sole member. The number of Shares shown includes 599,520 Shares into which 500,000 shares of the Company's PIERS held by Cascade are convertible. Information is shown as of August 27, 2004 and has been derived from the Company's Schedule 13D, filed on August 31, 2004.

(14) Represents (i) 10,404,499 Shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment adviser and (ii) 26,618 Shares beneficially owned by Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. ("FMTC") and a bank as defined under the Securities Exchange Act of 1934. The number of Shares shown includes 2,410,410 Shares into which 2,010,350 shares of the Company's PIERS held by Fidelity and FMTC on December 31, 2004 are convertible. Also includes 2,677,164 Shares into which $17,000,000 principal amount of the Company's 4(1)/2% Senior Convertible Notes due 2015 ("Convertible Notes") held by Fidelity on December 31, 2004 are convertible. Edward C. Johnson, Chairman of FMR Corp., and Abigail Johnson, a director of FMR Corp., and members of the Johnson family may be deemed to form a controlling group with respect to FMR Corp. Information is shown as of December 31, 2004 and has been derived from Amendment No. 6 to the Company's Schedule 13G, filed on February 14, 2005.

(15) Includes 10,236,200 Shares issuable upon conversion of $65,001,000 principal amount of Convertible Notes held on December 31, 2004 by one or more investment companies or other managed accounts which are advised by direct or indirect investment advisory subsidiaries of Franklin Resources, Inc. ("FRI") and 1,199 Shares issuable upon conversion of 1,000 PIERS held on December 31, 2004 by such investment companies or other managed accounts. Franklin Mutual Advisors, LLC ("FMA") an indirect advisory subsidiary of FRI has sole power to vote and dispose of the 10,236,200 Shares issuable upon conversion of such Convertible Notes. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Stockholders") each own in excess of 10% of the outstanding common stock of FRI and, together with FRI, may be deemed the beneficial owner of the Shares listed. FRI and the Principal Stockholders disclaim such beneficial ownership. Information is shown as of December 31, 2004 and has been obtained from the Company's
      Schedule 13G, filed on February 14, 2005.

(16) Represents Shares held by investment advisory clients of Wallace R. Weitz & Company, a registered investment advisor ("Weitz & Co."). Mr. Wallace R. Weitz serves as President and is the principal owner of Weitz & Co. As a result he may be deemed to be the beneficial owner of the Shares beneficially held by Weitz & Co. Information is shown as of

      December 31, 2004 and has been derived from Amendment No. 5 to the Company's Schedule 13G filed on January 12, 2005.

(17) Represents Shares held by Diaco Investments, L.P., Siget, L.L.C., Simon Glick and Seymour Pluchenik. Information is shown as of September 8, 2005 and has been derived from the Company's Schedule 13D filed on September 8, 2005.

(18) Represents Shares held by four investment companies registered under the Investment Company Act of 1940 and certain other commingled group trusts and separate accounts as to which Dimensional Fund Advisors, Inc. ("Dimensional") furnishes investment advice or services as investment manager. Dimension possesses sole power to vote and dispose of the Shares listed and disclaims beneficial ownership thereof. Information is shown as of December 31, 2004 and has been derived from the Company's Schedule 13G, filed on February 9, 2005.

(19) The share amount listed includes 1,404,172 Shares that all directors and officers have the right to acquire within 60 days from March 1, 2005.

                  SHARES HELD BY PARTICIPANTS AND THE NOMINEES

      The following table sets forth certain information regarding beneficial ownership of the Company's common stock by Red Zone, the Nominees and the other participants as of August 16, 2005. None of the Nominees or participants own any securities of Six Flags other than common stock. Unless otherwise indicated, the address of Red Zone, the Nominees and the other participants is c/o Red Zone LLC, 21300 Redskin Park Drive, Ashburn, Virginia 20147.

Name, Address and                  Amount and Nature of       Percent of Class
Title of Beneficial Owner          Beneficial Ownership      of Common Stock(a)
--------------------------------   --------------------      ------------------
Red Zone(b)                                  10,921,300                    11.7%
Mark Shapiro                                          0(c)                    0%
Daniel M. Snyder                             10,921,300                    11.7%
Dwight Schar                                          0(c)                    0%
   c/o NVR, Inc.
   7601 Lewinsville Road, Suite 300
   McLean, VA 22102
Arlette Snyder                                        0(c)                    0%
Michele D. Snyder                                     0(c)                    0%
David Pauken                                          0(c)                    0%
Karl Swanson                                          0(c)                    0%
Dennis Greene                                         0(c)                    0%
Vincent Cerrato                                       0(c)                    0%
Generation Capital Partners II LP                     0(c)                    0%
   c/o Generation Partners
   One Greenwich Office Park
   Greenwich, CT 06831
Generation Members' Fund II LP                        0(c)                    0%
   c/o Generation Partners
   One Greenwich Office Park
   Greenwich, CT 06831

----------

*     Less than 1%.

(a) Calculated on the basis of 93,106,528 Shares of common stock outstanding as of August 1, 2005.

(b) For the details of the holdings of Red Zone LLC, please see the footnotes to the Principal Stockholders table.

(c) Deemed to beneficially own 0 Shares of Six Flags common stock due to the fact that they do not have control over Red Zone LLC.

                          CERTAIN TRANSACTIONS BETWEEN
                        THE COMPANY AND THE PARTICIPANTS

      Pursuant to an engagement letter dated June 7, 2005, we engaged UBS to act as our exclusive financial advisor and capital markets advisor in connection with a possible acquisition of Six Flags. The engagement letter has a term of 12 months. We were required to pay UBS a retainer fee of $500,000 pursuant to the execution of its engagement letter and a fee of $1,500,000 upon the filing of the preliminary consent solicitation statement with the SEC. If an Acquisition Transaction (as defined below) were consummated, we would be required to pay UBS a transaction fee of $10,000,000 (offset by the $2,000,000 in fees previously paid to UBS) promptly upon the closing of the Acquisition Transaction. In addition, UBS is entitled to a financing fee of 1.50% of any private equity or mezzanine financing raised by UBS in connection with an Acquisition Transaction. UBS will also be entitled to a termination fee equal to the lesser of $7,500,000 or 25% of any "termination fee," "break-up fee," "topping fee," "expense reimbursement" or other form of compensation payable to us. We have also agreed to reimburse UBS for its reasonable expenses, subject to certain limitations. We have also agreed to indemnify UBS and its affiliates and certain related persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services under the engagement letter.

      For purposes of the UBS engagement letter, the term "Acquisition Transaction" means, whether effected directly or indirectly or in one transaction or a series of transactions: (a) any merger, consolidation, reorganization or other business combination pursuant to which Red Zone and the Six Flags and/or all or a significant portion of their respective businesses, divisions or product lines are combined, or (b) the acquisition by Red Zone of 50% or more of the capital stock or assets of the Six Flags by way of tender or exchange offer, option, negotiated purchase, leveraged buyout, minority investment or partnership, joint or collaborative venture or otherwise, or (c) the acquisition by Red Zone of control of Six Flags, through a proxy contest or otherwise.


      As disclosed in this consent solicitation statement, if our Nominees are elected, they will urge the Board to appoint Mark Shapiro Chief Executive Officer of Six Flags. Mr. Shapiro has agreed to serve as Chief Executive Officer under such circumstances subject to the negotiation of a mutually acceptable employment arrangement between Mr. Shapiro and Six Flags. Mr. Shapiro contemplates that he would receive (i) a base salary at least substantially the same as the salary the current chief executive officer earns and (ii) other compensation and employment terms consistent with current market practice.


                                APPRAISAL RIGHTS

      The Company's stockholders are not entitled to appraisal rights in connection with these Proposals under Delaware law.

      In addition, if the Offer is commenced, the Company's stockholders will not have appraisal rights in connection with the Offer.

                            SOLICITATION OF CONSENTS

      The members and agents of Red Zone and the Nominees may solicit consents. Consents will be solicited by mail, advertisement, telephone, facsimile, other electronic means and in person. None of those persons will receive additional compensation for their solicitation efforts.

      In addition, we have retained Innisfree M&A Incorporated to assist in this consent solicitation, for which services Innisfree M&A Incorporated will be paid a fee of $_________. Innisfree M&A Incorporated will also be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that between 75 to 100 persons will be employed by Innisfree M&A Incorporated to solicit stockholders.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Shares. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

      Andrew Sriubas, Managing Director, Lee LeBrun, Managing Director, Andrew Schleimer, Director of UBS, and other employees of UBS may also assist Red Zone in the solicitation of proxies, including by communicating in person, by telephone or otherwise, with institutions, brokers or other persons who are stockholders of Six Flags. UBS does not believe that any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the SEC, or that
Schedule 14A requires the disclosure of certain information concerning UBS. UBS will not receive any additional fee for or in connection with such solicitation activities by their respective representatives apart from the fees it is otherwise entitled to receive as described above.


      Our estimate of the total cost to be incurred in connection with this consent solicitation, other than any severance or employment related costs described below, is $3.6 million. To date, $1.2 million has been incurred in connection with this consent solicitation. We will bear the costs of this consent solicitation and, if successful, we will seek reimbursement of these costs from the Company. The affirmative vote of the directors other than our Nominees would be required to approve such reimbursement. The Board would be informed of our Nominees' interest in receiving reimbursement and would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of consents include expenditures for attorneys, investment bankers, accountants, printing, advertising, postage and related expenses and fees.

      If Mr. Burke's or Mr. Dannhauser's employment is terminated (i) by the Company without cause, other than due to his disability or death; (ii) by Mr. Burke or Mr. Dannhauser due to a constructive termination, which includes the removal from the Board as a result of our consent solicitation, if it is successful; or (iii) within 180 days after a change of control, by the Company (other than due to death or disability) or by Mr. Burke or Mr. Dannhauser due to a constructive termination, each of Mr. Burke and Mr. Dannhauser would be entitled to the following pursuant to his respective employment agreement: (a) his base salary through the date of termination; (b) a bonus in an amount equal to what he would have received for the year in which the termination occurs (prorated if such termination occurs prior to June 30 of such year); (c) severance equal to three times the sum of (x) his base salary earned in the year prior to termination and (y) the greater of the bonus earned in the year prior to termination and the average of the bonuses paid in the three years prior to termination; (d) vesting of all restricted shares, including restricted shares not yet issued; (e) the vesting of all options to which he was entitled under the agreement, even if not yet granted, pursuant the 2001 Stock Option and Incentive Plan; (f) a ninety day period following the termination in which Mr. Burke may exercise any other stock options he received to the extent exercisable as of the date of termination; (g) any compensation and employee pension and welfare benefits earned, accrued or owing but not yet paid; (h) continued participation in the Company's medical, dental and hospitalization insurance coverage and in all other employee benefit plans and programs for the longest of six months, the minimum period prescribed by law or the period set forth in the applicable plan or program; and (i) other or additional benefits in accordance with applicable plans and programs of the Company.

      Accordingly, if a majority of the Company's stockholders agree that Messrs. Burke and Dannhauser should be removed from the Board and this consent solicitation is successful, Messrs. Burke and Dannhauser could trigger their severance provisions, terminate their employment and become entitled to receive these extraordinarily rich severance benefits. Moreover, if this consent solicitation is successful and the Board determines to replace Mr. Burke as chief executive officer, the Company would be required to pay his severance benefits.


                                CONSENT PROCEDURE

      Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Consents must also bear the date of the signature of the stockholder who signs the written consent. The Company's certificate of incorporation does not prohibit, and therefore permits, the Company's stockholders to act by written consent. In addition, the Company's Bylaws permit the Company's stockholders to act by written consent.

      According to the Company's latest 10-Q filed on August 9, 2005, the Company had 93,106,528 Shares outstanding as of August 1, 2005. Assuming that the number of issued and outstanding Shares remains 93,106,528 on the record date, it is anticipated that each Proposal will become effective upon properly completed and duly delivered unrevoked written consents representing at least 46,553,265 Shares.

      Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation's board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. The above rule has been modified by the Company's Bylaws, which require that any stockholder of record seeking to have the stockholders of the Company authorize or take corporate action by written consent is required to request that the Company's Board fix a record date to establish those stockholders that are entitled to give their consent. The Company's Board must reasonably promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation, which record date must be no more than 10 days after the date of the resolution. If the Board does not fix a record date within 10 days after the receipt of the request, the record date for this consent solicitation will be the date on which the first signed consent is delivered to the Company. Red Zone LLC made a request on ________, 2005 that the Board fix a record date for this consent solicitation. [On ____________, 2005, the Board fixed ________, 2005 as the Record Date for this consent solicitation.] The filing of this Consent Solicitation Statement with the SEC, whether in preliminary or definitive form, shall not be deemed to be a request by us or any other Six Flags stockholder for the Board to set a record date for the consent solicitation.

      Each Proposal will become effective only if properly executed and dated consents to that Proposal are returned by holders of record on the Record Date for this consent solicitation of a majority of the total number of Shares then outstanding. The failure to sign and return a consent will have the same effect as voting against the Proposals.

      If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE consent card to Red Zone LLC, c/o Innisfree M&A Incorporated in the post-paid envelope provided. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE consent card with respect to your Shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Innisfree M&A Incorporated so we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      If you have any questions or require any assistance in executing your consent, please call: Innisfree M&A Incorporated at 877-750-9497. Banks and brokers may call collect at 212-750-5833.

      If any of the Proposals become effective as a result of this consent solicitation, prompt notice will be given under Section 228(e) of the DGCL to stockholders who have not executed consents.


      We will bear the costs of this consent solicitation and, if successful, we will seek reimbursement of these costs from the Company. The affirmative vote of the directors other than our Nominees would be required to approve such reimbursement. The Board would be informed of our Nominees' interest in receiving reimbursement and would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. The consents are being solicited in accordance with the applicable provisions of the DGCL. Holders of record of the Shares as of the close of business on the Record Date are entitled to consent to our

Proposals. To be effective, the requisite consents must be delivered to the Company within 60 days of the earliest dated consent delivered to the Company.


      An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Company or to Red Zone LLC, c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Innisfree M&A Incorporated at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the Record Date for this consent solicitation of a majority of the outstanding Shares.

                              SPECIAL INSTRUCTIONS

      If you were a record holder of Shares as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENT," "WITHHOLD CONSENT" or "ABSTAIN" box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope. In addition, you may withhold consent to the removal of any individual director or the election of any individual Nominee by writing that person's name on the consent card.

      IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED "CONSENT," "WITHHOLD CONSENT" OR "ABSTAIN" FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

      YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

      If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those Shares and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your Shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

      If you have any questions or require any assistance in executing your consent, please call:

                           Innisfree M&A Incorporated
                   Stockholders call toll-free: 1-877-750-9497
                 Banks and Brokers call collect: 1-212-750-5833

Dated: ______________, 2005

                                     ANNEX I

      In the last two years Red Zone LLC has purchased or sold the following securities of the Company.

                                                                    Amount
Stockholder          Date     Type of Security  Purchase/Sale  Purchased or Sold
-----------------  ---------  ----------------  -------------  -----------------
Red Zone LLC       8/11/2004    Common Stock      Purchase               488,300
Red Zone LLC       8/12/2004    Common Stock      Purchase               426,300
Red Zone LLC       8/13/2004    Common Stock      Purchase               407,500
Red Zone LLC       8/16/2004    Common Stock      Purchase             1,477,900
Red Zone LLC       8/17/2004    Common Stock      Purchase               725,400
Red Zone LLC       8/18/2004    Common Stock      Purchase               204,600
Red Zone LLC       8/19/2004    Common Stock      Purchase               719,600
Red Zone LLC       8/20/2004    Common Stock      Purchase                50,400
Red Zone LLC       8/23/2004    Common Stock      Purchase             1,320,000
Red Zone LLC       8/24/2004    Common Stock      Purchase               324,900
Red Zone LLC       8/25/2004    Common Stock      Purchase               855,100
Red Zone LLC       8/26/2004    Common Stock      Purchase               428,200
Red Zone LLC       8/27/2004    Common Stock      Purchase               571,800
Red Zone LLC       8/30/2004    Common Stock      Purchase               150,000
Red Zone LLC       7/19/2005    Common Stock      Purchase               170,000
Red Zone LLC       7/20/2005    Common Stock      Purchase               340,100
Red Zone LLC       7/21/2005    Common Stock      Purchase               266,700
Red Zone LLC       7/22/2005    Common Stock      Purchase               120,000
Red Zone LLC       8/09/2005    Common Stock      Purchase               379,200
Red Zone LLC       8/10/2005    Common Stock      Purchase               810,000
Red Zone LLC       8/11/2005    Common Stock      Purchase               685,300

----------

                                    ANNEX II

                               PROPOSED AMENDMENTS

                             TO THE SIX FLAGS BYLAWS

1.    Proposed Amendment to Section 4.1

      Section 4.1 of the Six Flags Bylaws is amended, by replacing its entirety with the following:

      "Section 4.1 The property and business of the Company shall be managed by its Board of Directors, consisting of seven (7) directors. They shall be elected at the annual meetings or special meetings of the stockholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify."

2.    Proposed Amendment of Section 26.1

      Section 26.1 of the Six Flags Bylaws is amended, by adding the following at the end of such section:

      "Notwithstanding the foregoing, any alteration, amendment or repeal of
Section 4.1 of these bylaws by the Board of Directors shall be effective only upon unanimous approval of the Board of Directors."


3.    Proposed Amendment of Section 4.4


      Section 4.4 of the Six Flags Bylaws is amended by replacing the first sentence of such section with the following:

      "If the office of any Director shall become vacant by reason of death, resignation, disqualification, removal or otherwise, such vacancy may be filled only by the stockholders at any regular or special meeting of the stockholders (or by written consent in lieu thereof by stockholders having the minimum number of votes that would be necessary to authorize such action at a meeting), and not by the Directors, and the successor or successors shall hold office for the unexpired term."

                             [FORM OF CONSENT CARD]

                    PRELIMINARY COPY - SUBJECT TO COMPLETION

     CONSENT OF STOCKHOLDERS OF SIX FLAGS, INC. TO ACTION WITHOUT A MEETING:
                   THIS CONSENT IS SOLICITED BY RED ZONE LLC.

      Unless otherwise indicated below, the undersigned, a stockholder of record of Six Flags, Inc. (the "Company") on _______ __, 2005 (the "Record Date"), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all Shares of common stock (the "Shares") held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. RED ZONE LLC RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-6.

      1. The removal without cause of Kieran Burke, James Dannhauser and Stanley Shuman as directors of the Company and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of these Proposals.

              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain

                  INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM
            CONSENTING TO THE REMOVAL OF THE THREE DIRECTORS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

            --------------------------------------------------------------------

      2. The election of the following three persons as directors of the Company to fill the vacancies resulting from Proposal 1: Mark Shapiro, Daniel M. Snyder, and Dwight Schar.

              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain

                  INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM
            CONSENTING TO THE ELECTION OF ALL THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

            --------------------------------------------------------------------

      3. The amendment of Section 4.1 of the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven, as set forth in Annex II to the Consent Solicitation Statement.

              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain

      4. The amendment of Section 26.1 of the Company's Bylaws to require the unanimous vote of all directors for any change in the number of directors constituting the Board, as set forth in Annex II to the Consent Solicitation Statement.

              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain


      5. The amendment of Section 4.4 of the Company's Bylaws to provide that vacancies on the Six Flags Board created as a result of removing any current directors may be filled only by a majority vote of Six Flags' stockholders, as set forth in Annex II to the Consent Solicitation Statement.


              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain


      6. The repeal of each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board.


              [_]                           [_]                            [_]
            Consent                   Withhold Consent                   Abstain

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

                        Date:                         __________________________

                        Signature                     __________________________

                        Signature (if held jointly)   __________________________

                        Title(s):                     __________________________

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

THIS SOLICITATION IS BEING MADE BY RED ZONE LLC AND NOT ON BEHALF OF THE
COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.